FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MERCADO
extra
minuto
Pão de Açúcar
COMPRE BEM
Pão de Açúcar
mini extra

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Consolidated Financial Statements

Year ended December 31, 2022

Index

Independent auditor’s report on individual and consolidated financial statements	03
Message from management	11
Report of audit committee	12
Report of fiscal council	13
Management statement on the financial statements	14
Management statement on the independent auditor’s report	15

Financial statements

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheet as at December 31, 2022, and the related individual and consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2022, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

3

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

Discontinued operations - Discontinuation of Hypermarket Format and Planned Distribution of Subsidiary Éxito to Shareholders

Why it is a KAM

As disclosed in notes 1.1, 32 and 33 to the individual and consolidated financial statements, during the year ended December 31, 2022, the Company completed its plan for the discontinuation of its hypermarket format that included the closure, sale or conversion of store locations previously operating under the Extra Hiper banner. The Company recorded a pre-tax net gain of R$1,564 million related to the plan during the year ended December 31, 2022, and the results of the Extra Hiper operations have been presented as discontinued operations in the individual and consolidated statements of operations for all periods presented.

Additionally, as disclosed in notes 1.2, 32 and 33 to the individual and consolidated financial statements, during the 2nd semester of 2022 the Company announced its intentions and plans for the divestiture of its subsidiary Almacenes Éxito S.A. (“Éxito”), which includes the distribution of approximately 83% of Éxito shares currently held by the Company to its shareholders. At December 31, 2022, the Company had recorded R$7,336 million of investment in subsidiaries and R$227 million of liabilities related to Éxito as held for distribution in its individual balance sheet, and R$20,809 million of total assets and R$11,487 million of total liabilities related to Éxito as held for distribution in its consolidated balance sheet. Additionally, beginning December 2022, the results of operations of Éxito have been presented as discontinued operations in the individual and consolidated statements of operations for all periods presented.

We identified the accounting for discontinued operations as a critical audit matter because of (i) the complexity and significance of the amounts involved; (ii) the significant judgments made by Management in determining the appropriate accounting treatment for the transaction as held-for-sale/distribution and the timing of recognition as discontinued operations, in accordance with IFRS 5/CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, as well as the amounts and timing of the accounting for associated gains, costs and expenses; and (iii) the non-routine process and judgements used by Management to compile historical financial data for discontinued operations presentation. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of Management’s accounting conclusions, and the related presentation and disclosure in the individual and consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of the relevant internal controls related to the identification and treatment of significant unusual transactions, including those specifically related to discontinued operations.
•	We evaluated the appropriateness of the application of the criteria for reporting assets and liabilities as held for sale / distribution and of discontinued operations, including Management’s judgements, by inspecting and discussing Management's supporting documentation and technical accounting memorandum, reading of Board of Directors meeting minutes, reading and evaluating underlying contracts and other entity information, including evaluation for contrary evidence based on our understanding of the business.

4

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

•	We tested the net gain recognized in discontinued operations, including:
o	Testing the existence and valuation of cash proceeds;
o	Inspecting the related sale agreements to obtain an understanding of the assets and liabilities included in the scope of the sales transaction and testing the completeness and accuracy of the assets and liabilities included in the gain calculation on a sample basis by comparing amounts to the Company's accounting records;
o	Testing the measurement, completeness and accuracy of costs and expenses related to the transaction; and
o	Testing the tax effects of the sale.
•	With the assistance of our valuation specialists, we tested the valuation of the Éxito assets and liabilities held for distribution, including assessing the reasonableness of the Company's valuation methodology and the significant assumptions used in determining fair value less costs to distribute.
•	We evaluated the presentation and disclosures, including earnings per share and cash flows in the individual and consolidated financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that Management’s accounting treatment adopted in the transactions described above and the respective disclosures in explanatory notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Recoverability of ICMS and PIS/COFINS tax credits

Why it is a KAM

As described in note 10 to the individual and consolidated financial statements, at December 31, 2022, the Company had recoverable ICMS tax credits amounting to R$856 million and PIS/COFINS tax credits amounting to R$2,253 million, whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions as to future business performance and market conditions, as well as expectations as to applicable tax regulations.

Auditing the recoverability of these tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation (both State and Federal) and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the matter was addressed in our audit

Our audit procedures included, among others:

5

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

•	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of relevant internal controls over Management’s assessment of the recoverability of these tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.
•	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
•	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
•	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.
•	We evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that the recoverability of these tax credits and related disclosures in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Provisions and Tax contingencies

Why it is a KAM

As described in note 21 to the individual and consolidated financial statements, the Company and its subsidiaries are party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable and the amounts can be estimated. As of December 31, 2022, Management has recorded provisions in the amount of R$1,761 million. Additional claims and assessments of R$12,459 million were outstanding as of December 31, 2022, for which no provision was recorded. The Company is also contingently liable under indemnification agreements for certain other tax claims and assessments of divested subsidiary operations, as well subject to be reimbursed from its controlling shareholders for certain tax assessment, totaling R$3,650 million, for which no provision was recorded. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law.

Auditing Management’s assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s external counsel; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

6

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

How the matter was addressed in our audit

Our audit procedures included, among others:

•	We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.
•	We read and obtained an understanding on indemnification agreements entered by the Company.
•	We tested the completeness of the tax contingencies subject to evaluation by the Company.
•	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:
-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.
-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.
-	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.
-	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.
-	Obtaining written representations from executives of the Company.
•	We also evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that Management’s assessment of the likelihood of loss on tax claims and related disclosures in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVAs”) for the year ended December 31, 2022, prepared under the responsibility of the Company's Management and presented as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these statements are reconciled with the other financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

7

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for such other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRSs”), issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

8

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
•	Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to those charged with governance a statement that we have complied with the relevant ethical requirements, including independence requirements, and communicate all relationships or matters that could considerably affect our independence, including, when applicable, the related safeguards.

9

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 27, 2023

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner
CRC nº 2 SP 011609/O-8	CRC nº 1 SP 216175/O-7

10

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

Message from Management

The year 2022 was a year of consolidation of the guidelines for the “New GPA”, a company that emerged as a result of the decision to close the hypermarket model, now focusing on premium supermarket operations, proximity stores, and multichannel. It was a year dedicated to revisiting our strategy, reviewing internal structures and processes, and initiating a turnaround work, which is still ongoing, with the aim of resuming our position as a reference in the premium segment of national food retail, with a profitable and sustainable operation.

Based on the guideline of having the customer at the center of our decisions and being where he/she is – the business strategy was defined based on six pillars: Top line, or structured increase in our revenues; Service excellence, measured by the NPS (Net Promote Score); Digital, with advances in multichannel; Store expansion and conversion;

Profitability, taking care of breakages, expenses, and margins; and ESG and Culture, with the delivery of environmental, social, and governance commitments, valuing diversity, and having culture as the great foundation of an entire work of transformation.

2022 was marked by the resumption of organic store growth: there were 18 new Pão de Açúcar units already in the Generation 7 format, focused on improving the shopping experience of trade receivables; and other 44 Proximity stores were opened. We ended the year with a record opening of 72 units (between new and converted), as part of our goal of opening 300 new stores in three years.

The process to resume our brands’ strengths, such as musicality and well-being for Pão de Açúcar, was also an important milestone of the period, with the resumption of sports and cultural actions that rescue the brand’s visibility and the emotional bond with consumers.

During the year, we also made important advances in innovation and digitalization, with the evolution of the Pão de çúcar and Clube Extra apps to become the main contact hub for our trade receivables; the incorporation of James’ logistics engine into e-commerce, which allowed us to increase the percentage of deliveries performed on the same day from 40 to 70%; our progress with express deliveries in up to 30 minutes from proximity stores, in addition to working with our own channels, to be the best partner and the best purchase option at all points of contact with our trade receivables.

Another milestone in 2022 was the partnership with Google Cloud, the largest cloud journey project in Brazilian retail, ensuring faster integration of our processes and programs.

2022 was also marked by the strengthening of our commitments and different initiatives that encompass environmental, social, and governance aspects, fundamental for keeping a sustainable, diverse, and inclusive business.

Even in a year of transition, with reflections on the profitability of the business, GPA Brazil proforma reached a net revenue of 17.3 billion and an adjusted EBITDA margin of 7%, expected to reach 8 to 9% in 2024. This demonstrates that we are on the way to consolidating an increasingly healthy business with sustainable results.

The year 2023 looks promising, considering the work we have already done. We know that we still have important obstacles to overcome in order to achieve excellence in service, win back the premium customers, and expand our results in a profitable and sustainable manner. We remain firm in our mission to reconnect with our essence and our commitment to the purpose of nurturing dreams and lives!

Marcelo Pimentel

GPA’s CEO

11

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

AUDIT COMMITTEE REPORT - FINANCIAL YEAR 2022

Initial information

The Audit Committee (“Committee”) of Companhia Brasileira de Distribuição (“Company”) is a statutory advisory body directly linked to the Board of Directors.

The responsibilities and attributions of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal, accessible through the following electronic address: http://www.gpari.com.br/

Committee Activities in 2021

The Committee met, in 2022, in 13 sessions, 6 of which were ordinary, scheduled according to the official annual calendar, and the rest were extraordinary meetings of the committee. The meetings were attended by members of the Executive Board, the internal auditors and other managers of the Company. And, in most of them, the independent auditors were present.

Suggestions for improvements in internal processes and procedures made by the members of the Audit Committee have been addressed by the Company in a timely manner.

The Audit Committee believes that all the relevant matters made known to it and described in this Report are properly disclosed in the Management Report, in the Financial Statements and respective Explanatory Notes for the year ended December 31, 2022, which were duly audited by the independent auditor DELOITTE TOUCHE TOHMATSU.

Finally, this Committee recommends the Financial Statements and respective Explanatory Notes for deliberation by the Company's Board of Directors.

São Paulo, February 27th 2023

Eleazar de Carvalho Filho, Coordenador do Comitê e Especialista Financeiro

Fernando Dal-Ri Múrcia – Especialista Contábil e de Auditoria

Christophe Hidalgo

Renan Bergmann

Gisélia da Silva

12

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

FISCAL COUNCIL’S REPORT

The Company's Fiscal Council, complying with statutory and legal duties, examined the Financial Statements for the fiscal year ended December 31, 2022 and issued a favorable opinion for its approval by the Company's Board of Directors.

Rio de Janeiro, February 27th, 2023

Líbano Barroso – Chairman

Eric Martins – Member

Doris Wilhelm - Member

13

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

Management statement on the financial statements

In accordance with item VI, paragraph 1, article 27 of CVM Resolution No. 80 of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the Company's financial statements for fiscal year 2022, authorizing their conclusion on this date

São Paulo, February 27th 2023

Directors

Marcelo Pimentel

President

Guillaume Gras

Vice President of Finance and Investor’s relationship Director

14

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2022

Management statement on the independent auditor’s report

In accordance with item V, of paragraph 1, of article 27 of CVM Resolution No. 80, of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the opinion expressed in the independent auditors' report on the Company's financial statements for fiscal year 2022, issued on this date.The Executive Board declares that it has reviewed, discussed and agreed with the Company's financial statements for fiscal year 2022, authorizing the conclusion on this date.

São Paulo, February 27th 2023

Directors

Marcelo Pimentel

President

Guillaume Gras

Vice President of Finance and Investor’s relationship Director

15

Companhia Brasileira de Distribuição Balance Sheets December 31, 2022 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Current assets
Cash and cash equivalentes	6	3,632	4,662	3,751	8,274
Trade receivable, net	7	344	330	417	831
Other receivable	8	254	98	279	294
Inventories, net	9	2,046	2,232	2,046	5,257
Recoverable taxes	10	1,074	1,048	1,114	1,743
Dividends receivable		-	16	-	16
Derivative financial instruments	18	-	-	-	19
Other current assets		105	111	109	251
		7,455	8,497	7,716	16,685
Assets held for sale or distribution	32	7,397	1,153	20,843	1,187
Total current assets		14,852	9,650	28,559	17,872

Noncurrent assets
Trade receivables, net	7	-	1	-	1
Other receivables	8	726	490	727	558
Recoverable taxes	10	2,796	2,399	2,808	2,410
Derivative financial instruments	18.1	-	1	-	6
Deferred income tax and social contribution	20	890	550	922	581
Related parties	11	497	692	301	517
Restricted deposits for legal proceedings	21.7	746	717	759	731
Other noncurrent assets		100	85	100	162
Investments in associates	12	932	11,059	833	1,254
Investment properties	13	-	-	-	3,254
Property and equipment, net	14	6,826	6,067	6,844	16,344
Intangible assets, net	15	1,921	1,935	1,986	5,753
Total noncurrent assets		15,434	23,996	15,280	31,571
Total assets		30,286	33,646	43,839	49,443

The accompanying notes are integral part of these financial statements.

16

Companhia Brasileira de Distribuição Statements of Comprehensive Income Years ended December 31, 2022 and 2021 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Current liabilities
Trade payable, net	16	2,515	2,961	2,528	6,772
Trade payable, agreement	16	595	690	595	3,306
Borrowings and financing	17	1,001	1,243	1,001	1,470
Lease liabilities	22	488	546	490	895
Payroll and related taxes		282	394	294	808
Taxes, installment and contributions payable	19	340	278	363	580
Related parties	11	446	388	335	371
Dividends payable	24.3	1	81	1	112
Financing of property and equipment		112	84	112	182
Deferred revenue	23	27	44	156	383
Transfer to third parties		-	2	-	15
Acquisition of non-controlling interest	18.3	-	-	-	701
Other current liabilities		370	768	385	893
Liabilities on non-current assets for sale or distribution	32	227	62	11,487	62
Total current liabilities		6,404	7,541	17,747	16,550

Noncurrent liabilities
Borrowings and financing	17	4,862	6,563	4,862	7,582
Lease liabilities	22	3,542	3,335	3,547	5,223
Deferred income tax and social contribution	20	-	-	-	935
Tax payable in installments	19	55	148	55	153
Related parties	11	23	96	23	96
Provision for contingencies	21	2,613	1,315	2,629	1,442
Deferred revenue	23	97	65	97	65
Provision for losses on investiment in associates	12	863	703	863	689
Other noncurrent liabilities		282	231	283	328
Total noncurrent liabilities		12,337	12,456	12,359	16,513

Shareholders’ equity	24
Share capital		5,861	5,859	5,861	5,859
Capital reserves		318	291	318	291
Earning reserves		7,118	6,925	7,118	6,925
Other comprehensive income		(1,752)	574	(1,752)	574
		11,545	13,649	11,545	13,649
Non-controlling interest		-	-	2,188	2,731
Total shareholders’ equity		11,545	13,649	13,733	16,380

Total liabilities and shareholders’ equity		30,286	33,646	43,839	49,443

The accompanying notes are integral part of these financial statements.

17

Companhia Brasileira de Distribuição Statements of Operations Years ended December 31, 2022 and 2021 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Net operating revenue	25	16,686	15,044	17,321	16,298
Cost of sales	26	(12,561)	(10,978)	(13,019)	(11,942)
Gross profit		4,125	4,066	4,302	4,356
Operating expenses, net
Selling expenses	26	(2,586)	(2,309)	(2,699)	(2,572)
General and administrative expenses	26	(533)	(613)	(598)	(695)
Depreciation and amortization		(899)	(772)	(931)	(810)
Share of profit of associates	12	(386)	254	(205)	(58)
Other operating expenses, net	27	(418)	(160)	(434)	(168)
		(4 822)	(3,600)	(4,867)	(4,303)
Profit (Loss) from operations		(697)	466	(565)	53

Financial expenses, net	28	(737)	(611)	(750)	(623)

Loss before income tax and social contribution		(1,434)	(145)	(1,315)	(570)

Income tax and social contribution	20	447	764	454	725

Net income for the year from continued operations		(987)	619	(861)	155
Net income for the year from discontinued operations		815	183	857	805
Net income for the year		(172)	802	(4)	960
Attributed to:
Controlling shareholders of the company				(172)	802
Non-Controlling shareholders				168	158
				(4)	960

				12.31.2022	12.31.2021
Net income attributable to controlling shareholders of shares (Weighted average for the year - R$)	29

Basic				(0.63851)	2.98481
Diluted				(0.63851)	2.98040

Net earnings from continuing operations per share	29

Basic				(3.20372)	0.58803
Diluted				(3.20372)	0.58716

The accompanying notes are integral part of these financial statements.

18

Companhia Brasileira de Distribuição Statements of Comprehensive Income Years ended December 31, 2022 and 2021 (In millions of Reais)

	Parent company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Net income for the year	(172)	802	(4)	960
-Items that may be subsequently reclassified to statement of operations:
Foreign currency translation	(2,334)	(1,116)	(2,930)	(1,405)
Others	8	(2)	6	(3)
Comprehensive income for the year	(2,498)	(316)	(2,928)	(448)

Attributed to:
Controlling shareholders			(2,498)	(316)
Non-controlling shareholders			(430)	(132)
			(2,928)	(448)

The accompanying notes are integral part of these financial statements.

19

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2022 and 2021 (In millions of Reais)

		Capital reserves			Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Busi-ness growth reserve	Earnings Retention	Grant reserve	Other reserves	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the controlling sharehol-ders	Participa-tion of non-controlling share-holders
Balance at December 31, 2020	5,434	7	472	(7)	665	4,444	921	67	-	-	1,692	13,695	3,112	16,807

Net income for the year	-	-	-	-	-	-	-	-	-	802	-	802	158	960
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(1,116)	(1,116)	(289)	(1,405)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(2)	(2)	(1)	(3)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	802	(1,118)	(316)	(132)	(448)

Capital increase (note 24)	209	-	-	-	-	(200)	-	-	-	-	-	9	-	9
Transfer between share capital and capital reserves (note 24)	216	(7)	(209)	-	-	-	-	-	-	-	-	-	-	-
Stock in treasury (note 24)	-	2	-	6	-	-	-	-	-	-	-	8	-	8
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	-	26	-	26
Appropriation of net income to legal reserve (note 24)	-	-	-	-	40	-	-	-	-	(40)	-	-	-	-
Reservation constitution (note 24)	-	-	-	-	-	(1,601)	-	2,282	-	(681)	-	-	-	-
Interest on equity	-	-	-	-	-	(68)	-	-	-	-	-	(68)	-	(68)
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	-	(81)	-	(81)	-	(81)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	-	(207)	(207)
PUT valuation subsidiary Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	-	(70)	(70)
Controlled hyperinflation adjustment (note 3.5)	-	-	-	-	-	-	388	-	-	-	-	388	16	404
Others	-	-	-	-	-	-	(9)	-	(3)	-	-	(12)	12	-
Balance at December 31, 2021	5,859	2	289	(1)	705	2,575	1,300	2,349	(3)	-	574	13,649	2,731	16,380

The accompanying notes are integral part of these financial statements.

20

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2022 and 2021 (In millions of Reais)

		Capital reserves			Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Busi-ness growth reserve	Earnings Retention	Grant reserve	Other reserves	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the contro-lling sharehol-ders	Participa-tion of non-contro-lling share-holders
Balance at December 31, 2021	5,859	2	289	(1)	705	2,575	1,300	2,349	(3)	-	574	13,649	2,731	16,380

Net income for the year	-	-	-	-	-	-	-	-	-	(172)	-	(172)	168	(4)
Foreign currency translation (note 24.1)	-	-	-	-	-	-	-	-	-	-	(2,334)	(2,334)	(596)	(2,930)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	8	8	(2)	6
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(172)	(2,326)	(2,498)	(430)	(2,928)

Capital increase (note 24)	2	-	-	-	-		-	-	-	-	-	2	-	2
Stock options granted (note 24)	-	-	27	-	-	-	-	-	-	-	-	27	-	27
Reservation constitution (note 24)	-	-	-	-	-	(235)	-	235	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	(14)	-	-	-	-	-	(14)	-	(14)
Dividends paid to non-controlling interests (note 24.4)(**)	-	-	-	-	-	-	-	-	-	-	-	-	(225)	(225)
PUT valuation subsidiary Disco (note 18.3) (**)	-	-	-	-	-	-	-	-	-	-	-	-	43	43
Controlled hyperinflation adjustment (note 3.5) (**)	-	-	-		-	-	636	-	-	-	-	636	73	709
Transactions with shareholders(*) (**)	-	-	-		-	-	(248)	-	-	-	-	(248)	5	(243)
Others	-	-	-	-	-	-	(7)	-	(2)	-	-	(9)	(9)	(18)
Balance at December 31, 2022	5,861	2	316	(1)	705	2,326	1,681	2,584	(5)	(172)	(1,752)	11,545	2,188	13,733

(*) Amount composed mainly of deferred income tax and social contribution of R$ 228 related to the segregation of Èxito group operations (see note 1.2).

(**) Items related to assets and liabilities held for sale or distribution

The accompanying notes are integral part of these financial statements.

21

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2022 and 2021 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Cash flow provided by operating activities
Net income for the year	(172)	802	(4)	960
Adjustments to reconcile net income
Deferred income tax (note 20)	(339)	(762)	(29)	(676)
(Gain) losses on disposals of property and equipment	(2,600)	(296)	(2,569)	(247)
Depreciation and amortization	1,063	1,193	1,902	2,117
Interest and monetary variations	1,465	1,183	1,696	1,316
Adjust to present value	2	1	2	1
Share of profit of associates (note 12)	386	(254)	247	47
Provision for contingencies	1,502	113	1,523	137
Provision for write-offs and impairment	-	-	33	44
Share-based payment	27	26	27	26
Allowance for doubtful accounts (note 7.2 and 8.1)	2	4	40	61
Allowance for inventory losses and damages (note 9.2)	(31)	37	(28)	26
Deferred revenue (note 23)	(19)	(37)	(26)	26
Lease liabilities write-off (note 22.2)	(213)	(998)	(278)	(1,022)
Other operating income / expenses	-	(280)	-	(280)
Gain on sale of subsidiary	1	-	1	-
	1,074	732	2,537	2,536
Changes in operating assets and liabilities
Trade receivables	-	35	(166)	(140)
Inventories	316	1,183	(383)	989
Recoverable taxes	(389)	289	(509)	210
Other assets	(337)	(40)	(336)	(5)
Related parties	(406)	(177)	(396)	(101)
Restricted deposits for legal proceedings	(50)	(180)	(51)	(176)
Trade payables	(625)	(1,221)	(332)	(738)
Payroll, related taxes	(112)	(101)	(67)	(60)
Taxes and social contributions payable	(69)	(101)	274	355
Payments of income tax and social contributions	-	-	(306)	(425)
Provision for contingencies	(352)	(123)	(368)	(161)
Deferred revenue	33	38	66	55
Other liabilities	(350)	410	(195)	378
Receipts of dividends	653	236	16	11
	(1,688)	248	(2,753)	192

Net cash provided (used) by the operating activities	(614)	980	(216)	2,728

22

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2022 and 2021 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Cash flow from investing activities
Capital increase in subsidiaries	(1)	(1)	-	-
Acquisition of property, plant and equipment (note 14.4)	(922)	(553)	(1,398)	(1,035)
Increase in intangible assets (note 15.3)	(172)	(134)	(228)	(232)
Proceeds from sales of property and equipment	4,537	1,305	4,560	1,315
Acquisition of investment property (note 13)	-	-	(100)	(124)
Net cash from companies merge	15	-	-	(1)
Net cash generated (used) in investment activities	3,457	617	2,834	(77)

Cash flow from financing activities
Capital increase	2	9	2	9
Proceeds from borrowings and financing (note 17.2)	474	3,547	1,545	4,860
Payments of borrowings and financing (note 17.2)	(2,683)	(3,359)	(3,824)	(4,833)
Payments of Interest of borrowings and financing (note 17.2)	(635)	(403)	(755)	(482)
Payments of lease liabilities and interest (note 22)	(933)	(1,055)	(1,378)	(1,523)
Payments of dividends	(95)	(584)	(265)	(780)
Resources obtained from non-controlling shareholders	-	8	-	14
Acquisition of subsidiary	(3)	(3)	(3)	(3)
Transactions with non-controlling interests	-	-	(25)	(5)
Net cash (used) in financing activities	(3,873)	(1,840)	(4,703)	(2,743)

Gain (loss) cash and cash equivalents net	(1,030)	(243)	(2,085)	(92)
Exchange variation on cash and cash equivalents	-	-	(568)	(345)

Cash and cash equivalents at the beginning of the year	4,662	4,905	8,274	8,711
Cash and cash equivalents at the end of the year	3,632	4,662	5,621	8,274

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

23

Companhia Brasileira de Distribuição Statement of Value Added Years ended December 31, 2022 and 2021 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Revenues
Gross sales of goods and service	17,861	16,062	18,531	17,399
Allowance for doubtful accounts	(2)	(1)	(2)	(2)
Other revenues	127	183	129	184
	17,986	16,244	18,658	17,581
Products acquired from third parties
Costs of sales	(12,346)	(10,761)	(12,800)	(11,698)
Materials, energy, outsourced services and other	(2,158)	(1,906)	(2,267)	(2,030)
	(14,504)	(12,667)	(15,067)	(13,728)

Gross value added	3,482	3,577	3,591	3,853

Retention
Depreciation and amortization	(994)	(902)	(1,026)	(941)

Net Value Added Produced	2,488	2,675	2,565	2,912

Value added received in transfer
Share of profit of associates	(386)	254	(205)	(58)
Financial income	839	309	836	306
Others (net income of discontinued operations)	815	183	857	805
	1,268	746	1,488	1,053

Total value added to distribute	3,756	3,421	4,053	3,965

Personnel	2,234	2,046	2,316	2,215
Direct compensation	1,312	1,292	1,363	1,415
Participation	478	272	495	289
Benefits	326	336	335	355
Charges	118	146	123	156
Taxes, fees and contributions	81	(442)	109	(235)
Federal	(677)	(838)	(664)	(671)
State	622	256	634	293
Municipal	136	140	139	143
Value distributed to providers of capital	1,613	1,015	1,632	1,025
Interest	1,562	961	1,571	970
Rentals	51	54	61	55
Value distributed to shareholders	(172)	802	(4)	960
Dividends and interest on own capital	14	149	14	149
Retained earnings	(186)	653	(186)	653
Non-controlling interest	-	-	168	158
Total value added distributed	3,756	3,421	4,053	3,965

The accompanying notes are integral part of these financial statements.

24

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and ‘’Compre Bem”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA is underway, see note 1.2

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is directly controlled by Ségisor, and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts published on October 14, 2021 and December 16, 2021, was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai” or ‘’Sendas Distribubidora’’), counting only on the vote of the independent directors, the terms and conditions of the definitive agreement for the assignment of exploration rights of 70 commercial rights between the Company and Assaí, located in several states, involving own properties and those leased from third parties.

The transaction is being definitively carried out, after an amendment dated December 26, 2022, as follows: (i) transfer of commercial rights of up to 66 (previously 70) to Assaí for R$3.928 billion (previously R$3.973 billion) and (ii) sale of 17 properties to the real estate fund Barzel Properties, with guarantee and subsequent lease by Assaí for 25 years, renewable for an additional period of 15 years, in the amount of R$1.200 billion, as per contract signed on February 25, 2022.

On August 17, 2022, the Company's Board of Directors approved the execution of credit assignment agreements with financial institutions for the definitive assignment of these receivables, in the amount of up to R$2 billion related to the installments due by Assaí between 2023 and 2024. The residual installments in the amount of R$1.2 billion maturing in 2023 and R$700 million maturing in January 2024 adjusted by CDI +1.2% were definitively assigned, with Assai's consent and without right of retunr during the third quarter of 2022.The cost of this assignment was R$2.4 million and is allocated in the financial result.

As of December 31, 2022, the Company has received and already anticipated the entire receivables from the Transaction.

25

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Also, in addition to this transaction, of the 37 remaining Extra Hiper stores, the Company converted the 25 commercial rights to other more profitable banners (Pão de Açúcar and Mercado Extra) and closed, or sold to third parties, of 12 stores.

In light of the transaction described above, on December 31, 2021 the Company began the process of demobilizing and discontinuing the operations of the Extra Hiper banner, and until December 31, 2021 the transaction was partially implemented, with the discontinuation of 31 commercial rights and the effective transfer to Assaí of 20 of these commercial rights, of which 6 are owned by the Company

The operations of the other Extra Hiper stores representing the remaining 50 commercial rights, including 11 owned properties, were discontinued in first quarter of 2022, and another 40 commercial rights were delivered to Assaí in this period. In the second quarter, another commercial right was delivered and in the third quarter, 5 more commercial rights were delivered. The assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale on December 31, 2021 and realized over 2022 with the effective delivery of the commercial rights to Assai.

Management evaluated the transaction in light of IFRS5/CPC31 - “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and commercial rights) to Assaí.

As previously mentioned, on December 31, 2021, the Company partially abandoned the Extra Hiper stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation should be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí. Therefore, since the first quarter of 2022, the net gain on disposal of assets and the result of the hypermarket business line are being presented as a discontinued operation (Extra Hiper business line), as well as the comparative financial statements are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the period ended on December 2022, the Company recorded revenue in the amount of R$3,9 billion, besides to asset write-offs corresponding to the amount of R$1,035 and expenses of R$1,345(R$566 related to dismissal of employees, R$95 cancellation of contracts and R$684 other expenses related to the transaction – costs related to transaction, write-off of balances from other accounts related to stores and demobilization), generating the net result of the transaction in the amount of R$1,564 recorded in the result of Discontinued Operations (Note 33).

1.2	Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

26

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

According to the plan prepared by management, the transaction is expected to occur through a share capital reduction of GPA with the objective of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Thus, after the distribution of shares, GPA would maintain a minority interest of approximately 13% in Éxito.

On December 30, 2022 the Company filed an application for registration as a publicly-held company in the category "A", the application for registration of the Level I Brazilian Depository Receipts ("BDR") program with the CVM, and the application for listing of the BDRs with B3 S.A. - Brasil, Bolsa e Balção.

The Company has also completed the necessary pre-clearances from major financial creditors during the year ending 2022.

Management has fulfilled the main requirements of the segregation process of its subsidiary Éxito in 2022, and the transaction is considered highly probable to be completed in the second quarter of 2023. In accordance with CPC 31/IFRS 5, subsidiary Éxito and its subsidiaries are presented in these financial statements as assets held for distribution in the balance sheet and discontinued operations in the result for the year.

At the extraordinary general meeting held on February 14, 2023, a capital reduction of GPA in the amount of R$ 7,133 was approved, through the delivery to GPA's shareholders of 1,080,556,276 common shares issued by Éxito owned by GPA, being 4 shares issued by Éxito for each GPA share.

1.3	Corporate merger of its subsidiaries

In May 2022 there was the total incorporation and consequent extinction of Compre Bem.In December 2022 there was the full merger and consequent extinction of James Delivery. Both were wholly owned subsidiaries of the Company. The result of these mergers had no effect on the Company's consolidated financial statements, since they were wholly-owned subsidiaries.

1.4	Continuity of operations

Management has assessed the Company's ability to continue as a going concern for the foreseeable future and has concluded that it has the ability to maintain its operations and systems in normal operation. Therefore management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis

2.	Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statement have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

27

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The individual and consolidated financial statement is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended on December 31, 2022 were approved by the Board of Directors on February 27, 2023.

The income statement for the year and the statement of added value and the explanatory notes related to the income for the period ended December 31, 2021 are being restated due to the discontinuity of the business of Extra Hiper stores ( note 1.1), and due to the segregation and discontinuation process of its subsidiary Éxito (note 1.2) considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated financial statements information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The financial statements information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are fully eliminated.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

In the individual interim financial information, interests are calculated considering the percentage held by Company on its subsidiaries. In the consolidated financial statement information, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for the accounting practices below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements.

3.1 Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

28

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i)       Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results (“FVOCI”) - or fair value through results (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•        is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and

•       its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•       is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

•       its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income (“OCI”). This choice is made investment by investment.

All financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, FVOCI or FVPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

29

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

• Expiry rights to receive cash flows.

• The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

(iii) Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

30

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk.

These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations.

•	In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

• The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

• Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

31

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

• Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

• The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

• If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•	Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•	Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

•	Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

32

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The Company considers a financial asset as in default when:

•	There is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•	The financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•	Credit risk level and historical losses – for wholesale clients and property rental; and
•	Delinquency status, default risk and historical losses – for credit card operators and other clients.

33

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2.	Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

34

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

3.3.	Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

• Expected to be carried out, or intended to be sold or consumed in the normal course of the entity's operating cycle

• Is maintained essentially for the purpose of being traded

• It is expected to take place up to twelve months after the balance sheet date

• Is cash or cash equivalent (as defined in Technical Pronouncement CPC 03/IAS 7 - Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets must be classified as non-current.

Liabilities should be classified as current when they meet any of the following criteria:

• Expected to be settled during the entity's normal operating cycle

• Is maintained essentially for the purpose of being traded

• Must be settled within twelve months after the balance sheet date

• The entity has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities must be classified as non-current.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in CPC32/ IAS12.

3.4.	Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

•     Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.

•     Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.

•     Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

35

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

3.5.	Hyperinflation

As of September 2018, Argentina has become considered a hyperinflationary economy. According to CPC 42 / IAS 29 – ‘’Accounting in Hyperinflationary Economy’’ based on the current cost approach, non-monetary assets and liabilities, equity and operating results of indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose currency functional is the Argentine peso, they are being adjusted so that the values are disclosed in the measurement monetary unit at the end of the year.

This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017 and the Domestic Retail Price Index in Argentina (“IPIM”) until December 31, 2016.

3.6.	Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity, when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

3.7.	Statement of value added

This statement intend to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

36

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC
4.1.	Amendments and new interpretations of mandatory application from the current year.

In 2022, the Company evaluated the amendments and new interpretations to CPCs and IFRSs issued by the CPC and IASB, respectively, that are mandatorily effective for accounting periods beginning on or after January 1, 2022. The main changes are:

•	Amendments to CPC 27 / IAS 16: Property, Plant and Equipment - Resources Before Intended Use: The amendments prohibit deducting from the cost of an item of property, plant and equipment any resources arising from the sale of items produced before the asset is available for use, that is, resources to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, the entity recognizes these sale proceeds and related costs in profit or loss.

•	Improvements in CPC 48 / IFRS 9: Financial Instruments: The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by the borrower or the lender on behalf of the other.

•	Improvements to CPC 06 (R2) / IFRS 16: Leases: The amendments exclude the concept of reimbursement for improvements to third-party properties.

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial statements.

4.2.	New and revised standards and interpretations already issued and not yet effective

The Company has not early adopted the new CPCs and IFRSs. The following are the main ones, revisions already issued and not yet effective:

Pronouncement	Description	I Applicable to annual periods starting in or after
Changes in CPC 26/ IAS 1	Classification of liabilities as current or non-current and materiality concept	01/01/2023
Changes in CPC 23/ IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 32/ IAS 12	Income Taxes - CPC 32. Deferred Tax related to Assets and Liabilities resulting from a single transaction	01/01/2023
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set. by the IASB

37

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

No significant impacts on the Company's individual and consolidated interim financial statements are expected as a result of these changes.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

•          Business discontinuity - Note nº 1.1 and 1.2

•          Impairment – impairment and useful life of fixed and intangible assets: Notes 7.2, 8.1, 14.1, 15.1 e 15.2

•          Inventories: Estimation of provisions for loss estimates: Note 9

•          Taxes to be recovered: Expected realization of tax credits: Note 10

•          Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18

•          Provision for lawsuits: Record of provision for claims wicth likelihood of loss probable, estimated with a certain degree of reasonability: Note 21

•          Income tax: Record of provisions based on reasonable estimates: Note 20

•          Lease: determination of the lease term and the incremental interest rate - Note 22.

•          Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24

38

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days

		Parent Company		Consolidated
	Rate	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Cash and banks – Brazil		98	90	99	100
Cash and banks – Abroad	(*)	79	84	79	3,481
Short-term investments – Brazil	(**)	3,455	4,488	3,573	4,598
Short-term investments – Abroad	(***)	-	-	-	95
		3,632	4,662	3,751	8,274

(*) As of December 31, 2022, refers to the Company's funds invested in the United States, in US dollars, converted as of December 31, 2022 in the amount of R$79. As of December 31, 2021, refers to (i) resources of the Éxito group, being R$126 in Argentinean pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos; (ii) of the Company invested in the United States, in US dollars in the amount of R$84

(**) Financial investments, on December 31, 2022, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 101.38% (93.51% on December 31, 2021) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, on December 31, 2021, in local currency equivalent to R$1 in Uruguay and R$94 in Colombia.

7.	Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolios.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio, when the payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

39

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Credit card companies (note 7.1)	79	63	79	65
Credit card companies - related parties (note 11.2)	4	14	4	15
Sales vouchers and trade receivables	182	135	255	655
Private label credit card	34	40	34	53
Receivables from related parties (note 11.2)	5	16	5	13
Receivables from suppliers	42	63	42	66
Allowance for doubtful accounts (note 7.2)	(2)	-	(2)	(35)
	344	331	417	832

Current	344	330	417	831
Noncurrent	-	1	-	1

7.1.	Credit card companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation, having its financial costs recognized in the financial result.

7.2.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

At the beginning of the period	-	(1)	(35)	(43)
Allowance booked for the period	(2)	-	(40)	(57)
Write-offs of receivables	-	1	38	61
Discontinued operations	-	-	25	-
Foreign currency translation adjustment	-	-	10	4
At the end of the period	(2)	-	(2)	(35)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables – Consolidated
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2022	419	404	10	1	1	3
12.31.2021	867	729	110	17	9	2

40

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

8.	Other receivables
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Accounts receivable - Via (*)	603	298	603	298
Receivable from sale of subsidiaries(**)	72	79	72	79
Lease receivables	21	63	21	179
Sale of real estate properties	61	54	61	55
Sale of real estate developments	-	-	-	93
Other (***)	230	109	256	163
Allowance for doubtful accounts on other receivables (note 8.1)	(7)	(15)	(7)	(15)
	980	588	1.006	852

Current	254	98	279	294
Noncurrent	726	490	727	558

(*) Amounts receivable from Via S.A. (“Via”), subsidiary sold in 2019.The amount of R$603 includes the amount of R$573 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via. After obtaining the final and unappealable process, GPA has right to receive the credits referring to the period from 2003 to 2010, whose part of the amount in the amount of R$278 was recorded in June 2022 and R$44 in the 3rd quarter of 2022, after completing the collection of information and documentation related to the credit (see note 20.9).

(**) Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

(***) Includes the amount of R$139 receivable from Real Estate Fund Barzel for the sale of 17 properties related to the demobilization of Hypermarkets (Note 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received from it the advance for the sale of the properties.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

At the beginning of the Period	(15)	(11)	(15)	(11)
Losses recorded in the period	-	(4)	-	(4)
Write-offs recorded in the period	8	-	8	-
At the end of the Period	(7)	(15)	(7)	(15)

41

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

Inventories are initially accounted for at cost and revalued at net realizable value. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Stores	1,286	1,582	1,286	1,646
Distribution centers	809	728	809	773
Inventories – Èxito Group	-	-	-	2,884
Real Estate Inventory – Èxito Group	-	-	-	50
Allowance for losses on inventory obsolescence and damages (note 9.2)	(49)	(78)	(49)	(96)
	2,046	2,232	2,046	5,257
9.1.	Unrealized bonuses

On December 31, 2022, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$40 (R$47 on December 31, 2021).

9.2.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

At the beginning of the Period	(78)	(41)	(96)	(72)
Additions	(112)	(63)	(113)	(63)
Write-offs / reversal	143	26	141	37
Foreign currency translation adjustment	-	-	5	2
Discontinued Operation	-	-	14	-
Incorporation (Note 1.3)	(2)	-	-	-
At the end of the Period	(49)	(78)	(49)	(96)

42

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

The Company records tax credits, whenever it gathers legal, documentary and factual understanding about such credits that allow their recognition, including the realization estimate, with ICMS being recognized as a “cost of goods sold” reduction and PIS and COFINS as a reducer of the income accounts on which the credits are calculated.

These taxes are realized based on growth projections, operational issues and generation of debts for consumption of these credits by the Group's companies.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

State VAT tax credits - ICMS (note 10.1)	856	911	856	920
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,218	2,022	2,253	2,062
Social Security Contribution – INSS (Note 10.3)	247	297	250	300
Income tax and social contribution prepayments	509	200	521	672
Other	40	17	42	23
Other recoverable taxes – Éxito Group IVA	-	-	-	176
Total	3,870	3,447	3,922	4,153

Current	1,074	1,048	1,114	1,743
Noncurrent	2,796	2,399	2,808	2,410

10.1.	Schedule of expected realization of ICMS

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST of the entire supply chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

43

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been using such authorized tax credits to offset with state tax liabilities owed after having obtained the Special Regime and also through other procedures covered by state rules.

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2022, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown below. As of December 31, 2022, no changes were required to the plans previously prepared.

	Parent Company	Consolidated
In
Up to one year	473	621
From 1 to 2 years	201	44
From 2 to 3 years	10	41
From 3 to 4 years	13	42
From 4 to 5 years	14	20
More than 5 years	145	88
	856	856

In the 4th quarter of fiscal year 2022 the amount of R$338 was recorded referring to the monetary updating of the ICMS-ST reimbursement, of which R$201 in the financial result and R$137 in the result of discontinued operation.

10.2 Schedule of expected realization of PIS and COFINS

The evidence leading the Company to conclude on the PIS and COFINS credit entitlement includes i) interpretation of tax legislation, ii) internal and external factors, such as case law and market interpretations that were part of the analysis, and iii) analysis by external legal advisors regarding the issues and iv) accounting assessment on the issue.

In June 2022, the 2nd Class of the Higher Justice Court (STJ) recognized the illegality of the early revocation of the tax incentive provided for in Law 11,196/05. The Law reduce to zero the PIS and COFINS rates levied on revenues from the sale of certain technology products. As a result of this judgment, the Company recorded credits in the amount of R$160 in the second quarter of 2022.

On September 6, 2022, the Company obtained a favorable decision in a lawsuit related to the exclusion of ICMS from the PIS and COFINS calculation basis, which is carried out separately from other lawsuits on the same topic whose credits have already been recognized in the financial statements in 2020. Due to the favorable decision, the Company recorded a credit in the amount of R$106 (R$71 of which in the financial result).

44

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The realization of the PIS and COFINS balance is shown below:

	Parent Company	Consolidated
In
Up to one year	440	466
From 1 to 2 years	464	473
From 2 to 3 years	453	453
From 3 to 4 years	432	432
From 4 to 5 years	429	429
	2,218	2,253

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$151, on December 31, 2022 (R$161, on December 31, 2021).

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2022 and 2021, were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 24		Total
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Board of directors (*)	34,090	26,884	-	-	13,646	6,908	47,736	33,792
Executive officers	25,954	18,016	7,235	6,995	2,383	3,202	35,572	28,213
Fiscal Council	432	432	-	-	-	-	432	432
	60,476	45,332	7,235	6,995	16,029	10,110	83,740	62,437

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

45

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Controlling shareholders:
Casino(i)	-	-	-	-	-	-	10	1	(30)	(46)
Euris (i)	-	-	-	-	-	-	1	1	(3)	(3)
Wilkes	-	-	1	-	-	-	2	2	(8)	(5)
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-	-	-	14	14
Novasoc Comercial	-	-	47	57	-	-	1	1	4	2
SCB Distribuição e Comércio	-	3	-	18	-	2	-	-	46	34
Stix Fidelidade (x)	-	-	18	21	11	21	5	7	(141)	(160)
Cheftime (ix)	-	-	5	44	-	-	1	1	3	(8)
James Intermediação	-	-	-	36	-	1	-	8	(6)	(15)
GPA M&P	-	-	-	-	-	-	8	13	-	-
GPA Logistica	-	-	126	110	-	2	96	78	8	3
Others	-	-	-	1	-	-	-	-	-	-
Associates
FIC (iii)	4	14	35	34	4	8	-	-	19	62
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	86	269	(92)	(274)
Sendas Distribuidora (viii)	-	2	264	370	18	15	259	103	4,230	1,382
Casino Group (vii)	5	11	-	-	-	-	-	-	3	(7)
Others	-	-	1	1	-	-	-	-
Total	9	30	497	692	33	49	469	484	4,047	979

46

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Controlling shareholders
Casino (i)	-	-	-	-	-	-	10	1	(30)	(46)
Euris (i)	-	-	-	-	-	-	1	1	(3)	(3)
Wilkes	-	-	1	-	-	-	2	2	(8)	(5)
Associates
FIC (iii)	4	14	35	35	4	8	-	-	19	62
Puntos Colombia (v)	-	-	-	42	-	-	-	58	-	-
Tuya (vi)	-	-	-	57	-	-	-	-	-	-
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	86	283	(92)	(274)
Sendas Distribuidora (viii)	-	2	264	370	18	15	259	103	4,230	1,382
Casino Group (vii)	5	12	-	12	-	-	-	19	3	(7)
Others		-	1	1	-	-	-	-	-	-
Total	9	28	301	517	22	23	358	467	4,119	1,109

47

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i)	Casino: Celebration of (a) Cost Sharing and Cost Reimbursement Agreement: Agreement signed between the Company, Sendas Distribuidora S.A., Helicco Participações Ltda., Foncière Euris, Casino Services and Casino Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 and July 25, 2016, to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company and also the reimbursement of expenses of French employees (expatriates) to Casino. (b) Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies. (c) Agency Agreement: Signed between the Company, Sendas Distribuidora S.A, Groupe Casino Limited and Casino International on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores. (d) Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.
(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships. (b) Celebration of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company. (c) Cost Reimbursement Agreement: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.
(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”).
(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market and (c) fine costs resulting from the discontinuation of Extra Hiper stores in the amount of R$180 (R$68 fully paid).
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.

48

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

(viii)	Sendas Distribuidora: On December 31, 2020, Sendas ceased to be a subsidiary of the Company. The Company is responsible for Sendas Distribuidora's legal procedures prior to the contribution of Assai's operations. The Company signed a separation agreement with Sendas Distribuidora, the main terms of which are related to the operational steps for the separation of activities carried out jointly. In addition, this separation agreement establishes the indemnification rights and responsibilities, for which the Company is responsible for expenses related to losses caused by retail activities prior to the contribution of Assai's operations, as well as the right to any related gains. In 2021, they entered into an Agreement for the Onerous Assignment of Exploitation Rights of Commercial Points and Other Covenants, which consists of the sale by the Company to Sendas of 70 commercial points, which are now operated by the Company in 17 of its own properties and the others in properties leased from third parties
(ix)	Cheftime: Signing of (a) Umbrella Agreement: between the Company and Cheftime to regulate the terms and conditions of loans that may be granted by the Company to Cheftime; and (b) Sharing Agreement: between the Company and Cheftime, so that material and human resources are shared, as well as the apportionment, without any purpose of profit, of the expenses and costs incurred in the effective use of such shared resources.
(x)	Stix: Execution of an Operating Agreement between the Company, Stix and Raia Drogasil, with the purpose of establishing general rules for the operation of the Stix Program.
12.	Investments
12.1	Interest in, subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Participation in investments - %
			12.31.2022		12.31.2021
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controlled
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	-	100.00	-
	CBD Holland B.V. (“CBD Holland”) (closed)	Brazil	-	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	-	100.00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	-	100.00	-
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	-	100.00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	-	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	-	66.67	-
	James Intermediação S.A. ("James Delivery")	Brazil	-	-	100.00	-
	Cheftime Comércio de Refeições S/A ("Cheftime") (*)	Brazil	100.00	-	99.05	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	-	100.00	-
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	-	100.00	-	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	-	100.00	-	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	-	100.00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	-	100.00	-	100.00

49

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
				12.31.2022	12.31.2021
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
Exito(**)	Almacenes Éxito S.A. ("Éxito")	Colômbia	91.52	5.00	91.57	5.00
	Éxito Industrias S.A.S.	Colômbia	-	94.54	-	94.59
	Fideicomiso Lote Girardot	Colômbia	-	96.52	-	96.57
	Éxito Viajes y Turismo S.A.S.	Colômbia	-	49.22	-	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colômbia	-	96.52	-	96.57
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colômbia	-	96.52	-	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colômbia	-	96.52	-	96.57
	Logística. Transporte y Servicios Asociados S.A.S. (LTSA)	Colômbia	-	96.52	-	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colômbia	-	96.52	-	96.57
	Patrimonio Autónomo Iwana	Colômbia	-	49.22	-	49.25
	Patrimonio Autónomo Viva Malls	Colômbia	-	49.22	-	49.25
	Patrimonio Autónomo Viva Sincelejo	Colômbia	-	25.10	-	25.12
	Patrimonio Autónomo Viva Villavicencio	Colômbia	-	25.10	-	25.12
	Patrimonio Autónomo San Pedro Etapa I	Colômbia	-	25.10	-	25.12
	Patrimonio Autónomo Centro Comercial	Colômbia	-	25.10	-	25.12
	Patrimonio Autónomo Viva Laureles	Colômbia	-	39.38	-	39.40
	Patrimonio Autónomo Viva Palmas	Colômbia	-	25.10	-	25.12
	Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colômbia	-	44.30	-	44.33
	Spice investment Mercosur	Uruguai	-	96.52	-	96.57
	Larenco S.A.	Uruguai	-	96.52	-	96.57
	Geant Inversiones S.A.	Uruguai	-	96.52	-	96.57
	Lanin S.A.	Uruguai	-	96.52	-	96.57
	5 Hermanos Ltda.	Uruguai	-	96.52	-	96.57
	Sumelar S.A.	Uruguai	-	96.52	-	96.57
	Gestión Logística S.A.	Uruguai	-	96.52	-	96.57
	Supermercados Disco del Uruguay S.A. (*)	Uruguai	-	60.31	-	60.35
	Maostar S.A.	Uruguai	-	30.16	-	30.18
	Ameluz S.A.	Uruguai	-	60.31	-	60.35
	Fandale S.A.	Uruguai	-	60.31	-	60.35
	Odaler S.A.	Uruguai	-	60.31	-	60.35
	La Cabaña S.R.L.	Uruguai	-	60.31	-	60.35
	Ludi S.A.	Uruguai	-	60.31	-	60.35
	Semin S.A.	Uruguai	-	60.31	-	60.35
	Randicor S.A.	Uruguai	-	60.31	-	60.35
	Setara S.A.	Uruguai	-	60.31	-	60.35
	Hiper Ahorro S.R.L.	Uruguai	-	60.31	-	60.35
	Ciudad del Ferrol S.C.	Uruguai	-	59.11	-	59.14
	Mablicor S.A.	Uruguai	-	30.76	-	30.78
	Tipsel S.A.	Uruguai	-	96.52	-	96.57
	Tedocan S.A.	Uruguai	-	96.52	-	96.57
	Vía Artika S. A.	Uruguai	-	96.52	-	96.57
	Grupo Disco del Uruguay S.A. (*)	Uruguai	-	60.31	-	60.35
	Devoto Hermanos S.A.	Uruguai	-	96.52	-	96.57
	Mercados Devoto S.A.	Uruguai	-	96.52	-	96.57

50

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			12.31.2022		12.31.2021
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Libertad S.A.	Argentina	-	96.52	-	96.57
	Onper Investment 2015 S.L	Spain	-	96.52	-	96.57
	Spice España de Valores Americanos S.L.	Spain	-	96.52	-	96.57
	Marketplace Internacional Éxito S.L	Spain	-	-	-	96.57
	Gelase S. A.	Belgium	-	96.52	-	96.57

(*) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders' Agreement signed in April 2015, which granted Éxito 75% of the votes necessary to take control. This Shareholders' Agreement expired on June 30, 2021 and on August 18, 2021 a new Agreement was signed maintaining Éxito as controller.

(**) The entities of Grupo Éxito are classified as assets held for distribution as of December 31, 2022, see note 1.2.

51

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Equity interests - %
			12.31.2022		12.31.2021
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	-	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Camarões	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	-	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	25.29	-	25.29
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunísia	-	17.33	-	17.33
	C Chez Vous	France	-	1.70	-	28.53
	C-SHIELD	France	-	33.87	-	33.87
	MAAS	France	-	33.87	-	33.87
	C-TECHNOLOGY (old C-PAYMENT)	France	-	33.87	-	33.87
	CLR (*)	France	-	28.56	-	28.56
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	17.88
	Bellamar Empreend. e Participações S.A.(“Bellamar”)	Brazil	50.00	-	50.00	-
Éxito(*)	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.26	-	48.29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.26	-	48.29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0.18
	Sara ANB S.A.S	Colombia	-	48.26	-	-

(*) The entities of Grupo Éxito are classified as assets held for distribution as of December 31, 2022, see note 1.2.

52

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.2	Associates

Investments in associates are accounted for under the equity method, based on the fact these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions. The associates are: i) (discontinued operation) and FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”) and ii) Cnova N.V. which operates mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito. Associates have no restriction on transfer resources to the company, for example, in the form of dividends.

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Current assets	11,682	8,742	2,304	4,110	5,355	5,293
Noncurrent assets	32	35	3,591	3,732	144	156
Total assets	11,714	8,777	5,895	7,842	5,499	5,449

Current liabilities	9,963	7,401	5,351	6,351	2,329	2,689
Noncurrent liabilities	174	44	2,677	3,066	2,588	2,039
Shareholders’ equity	1,577	1,332	(2,133)	(1,575)	582	721
Total liabilities and shareholders’ equity	11,714	8,777	5,895	7,842	5,499	5,449

Statement of operations:	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Revenues	1,411	1,034	9,345	13,824	490	783
Operating income	412	482	(279)	54	(121)	35
Net income (loss) for the year	245	265	(716)	(313)	(89)	15

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity amount of R$122, since it is Itaú Unibanco’s exclusive right. Tuya is an associate of the Éxito group. The measurement of Tuya investments was presented in the asset held for sale see note 1.2.

53

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.2.1	Composition of investments

	Parent company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Investments	932	11,059	833	1,254
Provision for investment losses	(863)	(703)	(863)	(689)

Investment	69	10,356	(30)	565

The provision for investment losses comprises R$863 related to Cnova N.V on December 31, 2022 (R$689 on December 31, 2021).

12.4 Investment movement

	Parent company
	12.31.2022			12.31.2021
	Éxito	Others	Total	Éxito	Others	Total

At the beginning of the Period	9,427	929	10,356	10,479	490	10,969
Equity	(110)	(276)	(386)	444	(190)	254
Dividends and interest on equity	(276)	-	(276)	(246)	(27)	(273)
Share buyback (Note 12.4.1)	(378)	-	(378)	-	-	-
Capital increase	-	88	88	-	127	127
Capital increase with fixed assets	-	-	-	-	13	13
Transfer of participation (*)	-	-	-	(548)	548	-
Incorporation (Note 1.3)	-	(270)	(270)	-	-	-
Investment write-off	-	(1)	(1)	-	-	-
Spin-off gas station	-	-	-	-	5	5
Other transactions	(2)	-	(2)	(3)	1	(2)
Equivalence over other comprehensive income	(1,680)	(19)	(1,699)	(699)	(38)	(737)
Assets held for distribution	(6,981)	(382)	(7,363)	-	-	-
In the end of the period	-	69	69	9,427	929	10,356

(*) Transfer of 5% interest in the capital of subsidiary Éxito to subsidiary GPA 2.

54

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Bellamar	Tuya	Cnova N.V	Others	Total
Balances at 12.31.2020	769	456	(579)	13	659
Share of profit (loss) of associates – continued operation	47	8	(105)	3	(47)
Dividends and interest on own capital - continued operation	(27)	-	-	-	(27)
Share of other comprehensive income	-	(46)	6	(1)	(41)
Capital increase	-	21	-	-	21
Balances at 12.31.2021	789	439	(678)	15	565
Share of profit (loss) of associates – continued operations	44	-	(249)	-	(205)
Share of profit (loss) of associates – discontinued operations	-	(44)	-	2	(42)
Share of other comprehensive income	-	(95)	72	(3)	(26)
Capital increase	-	54	-	1	55
Investment write-off	-	-	-	(1)	(1)
Assets held for sale and discontinued operation –See Note nº1.2	-	(354)	(8)	(14)	(376)
Balances at 12.31.2022	833	-	(863)	-	(30)

12.4.1 Share buyback

On March 24, 2022, the proposal to distribute the results of Grupo Éxito in the amount of 487 billion Colombian pesos was approved, of which 237 billion Colombian pesos were paid on March 31, 2022 and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were allocated to the share buyback program of Grupo Éxito. The allocation of 147 billion Colombian pesos (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 profit, was also approved for the share buyback program of Grupo Éxito.

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Plan of subsidiary Éxito, for the sale of 3.4% of the shares held by the Company and its subsidiary GPA2 in Éxito, which was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 for GPA2. The Company had its participation changed from 91.57% to 91.52% and GPA2 maintained its 5% share.

55

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

13.	Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and or impairment loss, if applicable. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3/ CPC 15 - Business combination.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off. The useful life of buildings is presented in note 14.

The investment properties of the Company and its subsidiaries correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The Company performed a test to verify the operating assets of investment properties that could not be recoverable in the year ended December 31, 2022. Based on the tests carried out, it was necessary to record a loss in the amount of R$6 in the consolidated (R$32 in December 31, 2021).

The fair value of investment properties is measured based on assessments performed by third parties.

Consolidated

	Balance at 12.31.2021	Additi-ons	Impair-ment	Deprecia-tion	Write-off	Foreign Currency Translation adjustment	Tranfers (*)	Assets held for sale (**)	Balance at 12.31.2022

Land	759	-	(1)	-	3	(189)	(4)	(568)	-
Buildings	2,455	2	(5)	(50)	9	(447)	14	(1,978)	-
Construction in progress	40	98	-	-	-	(20)	-	(118)	-
Total	3,254	100	(6)	(50)	12	(656)	10	(2,664)	-

(*) Transfers from fixed assets

(**) See Note 1.2

Consolidated

	Balance at 12.31.2020	Additi-ons	Impairment	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers(*)	Balance at 12.31.2021

Land	762	1	(4)	-	4	(58)	54	759
Buildings	2,859	91	(28)	(58)	3	(169)	(243)	2,455
Construction in progress	18	32	-	-	-	(3)	(7)	40
Total	3,639	124	(32)	(58)	7	(230)	(196)	3,254

(*) Transfers to fixed assets

56

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	-	-	-	759	-	759
Buildings	-	-	-	2,607	(152)	2,455
Construction in progress	-	-	-	40	-	40
Total	-	-	-	3,406	(152)	3,254

For the year ended December 31, 2022, the results generated by the Éxito subsidiaries for the use of investment properties are as follows:

	2022	2021
Leasel revenue	416	433
Operating expenses from investment properties that generate revenue	(92)	(108)
Operating expenses from investment properties that do not generate revenue	(99)	(103)
Net result generated by investment properties	225	222

The amounst are recorded in the discontinued operation line (Note 1.2)

As of December 31, 2022, the fair value of investment properties in use consisted only of balances from the subsidiary Éxito in the amount of R$4,278 (R$3,844 in December 31, 2021). The main data used to assess fair value, such as discount rate, vacancy rate and terminal capitalization rate, are estimated by advisors or management based on comparable transactions and sector data. The amounts of investment properties are recorded in assets held for sale line (Note 1.2). The rates vary for each project according to the geographic region, format of the project and are presented below.

	Range
Discount rate	11.25%	17.00%
Vacancy rate	0.00%	17.92%
Terminal capitalization rate	8.00%	8.25%

57

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	Between 40 and 50
Leasehold improvements	Between 24 and 40
Machinery and equipment	Between 10 and 20
Facilities	11
Furniture and fixtures	Between 9 and 12
Others	Between 3 and 5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2022 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

14.1	Impairment of non financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 15.

58

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Recovery test of stores operating assets

The procedure for verifying non-realization consisted of grouping operational and intangible assets (Commercial rights) directly attributable to stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared with a sales multiple (30% to 35%) representing transactions observables on the market between retail companies. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the higher of the discounted cash flows using the growth rate of 5.4% (4.8% in 2021) and discount rate of 11.6% (10.6% in 2021) limited by the average term of the remaining economic life of the operating assets of each CGU or valuation reports prepared by independent experts for the company-owned stores

The Company carried out a test to verify the operational assets of the stores that could not be recoverable and in the year ended December 31, 2022, based on the tests performed, it was necessary to recognize a loss in the amount of R$8 in the consolidated (R$5 in the consolidated on December 31,2021).

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

	Parent Company
	Balance at 12.31.2021	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Incorporation (**)	Balance at 12.31.2022

Land	398	-	-	-	(4)	-	23	417
Buildings	430	34	-	(18)	(12)	-	10	444
Leasehold improvements	1,230	62	-	(147)	(40)	218	123	1,446
Machinery and equipment	732	161	-	(140)	(65)	163	54	905
Facilities	116	8	-	(22)	(5)	15	5	117
Furniture and fixtures	300	75	-	(48)	(24)	13	21	337
Construction in progress	101	561	-	-	(9)	(535)	-	118
Others	24	11	-	(9)	(3)	8	1	32
Total	3,331	912	-	(384)	(162)	(118)	237	3,816

Lease – right of use:
Buildings	2,736	217	573	(412)	(104)	-	-	3,010
	2,736	217	573	(412)	(104)	-	-	3,010
Total	6,067	1,129	573	(796)	(266)	(118)	237	6,826

(*) R$125 were transferred to intangibles.

(**) See Note 1.3.

59

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2020	Additions	Remeasu-rement (*)	Depre-ciation	Write-offs (**)	Transfer(***)	Spin-off / Incorpo-ration	Balance at 12.31.2021

Land	586	-	-	-	(83)	(105)	-	398
Buildings	743	9	-	(26)	(65)	(231)	-	430
Leasehold improvements	1,867	51	-	(200)	(232)	(257)	1	1,230
Machinery and equipment	925	127	-	(158)	(106)	(57)	1	732
Facilities	203	-	-	(30)	(24)	(33)	-	116
Furniture and fixtures	359	36	-	(59)	(1)	(36)	1	300
Construction in progress	108	391	-	-	-	(387)	(11)	101
Others	28	8	-	(10)	-	(2)	-	24
Total	4,819	622	-	(483)	(511)	(1,108)	(8)	3,331

Lease – right of use:
Buildings	4,282	94	(702)	(478)	(460)	-	-	2,736
	4,282	94	(702)	(478)	(460)	-	-	2,736
Total	9,101	716	(702)	(961)	(971)	(1,108)	(8)	6,067

(*) (1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

(**) Mainly refers to the Extra Hiper transaction (see note 1.1), being R$481 in fixed assets and R$385 in right of use.

(***) Of this amount, R$996 are transfers to held for sale, R$102 to intangibles and R$13 to increase capital with fixed assets (see note 12.3).

	Parent Company
	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	417	-	417	398	-	398
Buildings	811	(367)	444	788	(358)	430
Leasehold improvements	3,017	(1,571)	1,446	2,691	(1,461)	1,230
Machinery and equipment	2,398	(1,493)	905	2,205	(1,473)	732
Facilities	381	(264)	117	359	(243)	116
Furniture and fixtures	915	(578)	337	873	(573)	300
Construction in progress	118	-	118	101	-	101
Others	124	(92)	32	127	(103)	24
Total	8,181	(4,365)	3,816	7,542	(4,211)	3,331

Lease – right of use:
Buildings	5,795	(2,785)	3,010	6,020	(3,284)	2,736
Equipment	37	(37)	-	37	(37)	-
	5,832	(2,822)	3,010	6,057	(3,321)	2,736
Total	14,013	(7,187)	6,826	13,599	(7,532)	6,067

60

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2021	Additions	Remeasure-ment	Impairment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Assets held for sale (**)	Balance at 12.31.2022

Land	3,125	15	-	-	-	(5)	(14)	(437)	(2,262)	422
Buildings	4,008	69	-	-	(126)	(14)	(5)	(653)	(2,834)	445
Leasehold improvements	1,809	143	-	(2)	(197)	(43)	227	(41)	(442)	1,454
Machinery and equipment	1,616	385	-	-	(295)	(73)	139	(167)	(700)	905
Facilities	197	11	-	-	(33)	(7)	30	5	(86)	117
Furniture and fixtures	614	176	-	-	(121)	(27)	23	(59)	(268)	338
Construction in progress	171	644	-	-	-	(13)	(615)	(17)	(54)	116
Other	33	13	-	-	(12)	(3)	9	(2)	(6)	32
Total	11,573	1,456	-	(2)	(784)	(185)	(206)	(1,371)	(6,652)	3,829

Lease – right of use:
Buildings	4,728	430	716	(6)	(736)	(168)	-	(360)	(1,589)	3,015
Equipment	38	10	-	-	(9)	-	-	(7)	(32)	-
Land	5	-	-	-	(1)	-	-	-	(4)	-
	4,771	440	716	(6)	(746)	(168)	-	(367)	(1,625)	3,015
Total	16,344	1,896	716	(8)	(1,530)	(353)	(206)	(1,738)	(8,277)	6,844

(*) Of this amount, the main effects are R$126 transferred to intangibles and R$33 for real estate inventory – Éxito Group.

(**) See note 1.2

61

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
	Balance at 12.31.2020	Additions	Remeasure-ment (*)	Impairment	Depreciation	Write-offs (**)	Incorporation	Transfers (***)	Foreign Currency translation adjustment	Balance at 12.31.2021

Land	3,540	2	-	(1)	(1)	(80)	1	(162)	(174)	3,125
Buildings	4,414	66	-	(1)	(156)	(64)	-	(5)	(246)	4,008
Leasehold improvements	2,412	118	-	(3)	(255)	(241)	4	(200)	(26)	1,809
Machinery and equipment	1,769	480	-	-	(336)	(117)	1	(106)	(75)	1,616
Facilities	283	5	-	-	(42)	(24)	-	(25)	-	197
Furniture and fixtures	706	122	-	-	(144)	(7)	-	(36)	(27)	614
Construction in progress	213	433	-	-	-	(1)	(9)	(461)	(4)	171
Other	34	9	-	-	(13)	-	-	3	-	33
Total	13,371	1,235	-	(5)	(947)	(534)	(3)	(992)	(552)	11,573

Lease – right of use:
Buildings	6,465	232	(463)	-	(830)	(485)	-	1	(192)	4,728
Equipment	49	6	2	-	(13)	(2)	-	-	(4)	38
Land	3	1	1	-	-	-	-	-	-	5
	6,517	239	(460)	-	(843)	(487)	-	1	(196)	4,771
Total	19,888	1,474	(460)	(5)	(1,790)	(1,021)	(3)	(991)	(748)	16,344

.

(*) R$(1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

(**) Mainly refers to the Extra Hiper transaction (see note 1.1), being R$481 in fixed assets and R$385 in right of use.

(***) Of this amount, the main effects are R$996 from transfers to held for sale and R$115 for intangibles and R$196 from investment properties.

62

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	422	-	422	3,125	-	3,125
Buildings	812	(367)	445	4,751	(743)	4,008
Leasehold improvements	3,032	(1,578)	1,454	3,749	(1,940)	1,809
Machinery and equipment	2,403	(1,498)	905	4,201	(2,585)	1,616
Facilities	382	(265)	117	554	(357)	197
Furniture and fixtures	915	(577)	338	1,810	(1,196)	614
Construction in progress	116	-	116	171	-	171
Other	125	(93)	32	163	(130)	33
	8,207	(4,378)	3,829	18,524	(6,951)	11,573

Lease – right of use:
Buildings	5,805	(2,790)	3,015	8,774	(4,046)	4,728
Equipment	37	(37)	-	101	(63)	38
Land	-	-	-	9	(4)	5
	5,842	(2,827)	3,015	8,884	(4,113)	4,771
Total	14,049	(7,205)	6,844	27,408	(11,064)	16,344

14.2	Guarantees

At December 31, 2022 and 2021, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.3	Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2022 were R$37 (R$11 for the year ended December 31, 2021). The rate used to determine the borrowing costs eligible for capitalization was 177.29% of the CDI (153.04 % of the CDI for the year ended December 31, 2021), corresponding to the effective interest rate on the Company’s borrowings.

14.4         Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Additions (i)	1,129	716	1,896	1,474
Lease	(217)	(94)	(431)	(239)
Capitalized borrowing costs	(37)	(11)	(37)	(11)
Property and equipment financing - Additions (ii)	(803)	(554)	(1,474)	(1,149)
Property and equipment financing – Payments(ii)	850	496	1,444	960
Total	922	553	1,398	1,035

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions and payments of property, plant and equipment mentioned above are ordered to show only the year's acquisitions, in order to reconcile with the statement of cash flows and the total of additions shown in the table.

63

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

14.5	Other information

At December 3, 2022, the Company and its subsidiaries recorded in the cost of sales the amount of R$95 in the parent company (R$130 at December 31, 2021) and R$95 in consolidated (R$131 at December 31, 2021) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

15.	Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate of 11.50% beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit (CGU). The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

64

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

		Parent Company
	Balance at 12.31.2021	Additions	Remeasu-rement	Amortization	Write-off	Transfers	Incorporation (*)	Balance at 12.31.2022

Goodwill	502	-	-	-	-	-	17	519
Tradename	-	-	-	-	-	-	3	3
Commercial rights(note 15.2)	47	-	-	(3)	-	3	-	47
Software and implementation	945	174	-	(214)	(15)	125	18	1,033
	1,494	174	-	(217)	(15)	128	38	1,602
Lease-right of use:
Right of use Paes Mendonça	414	-	20	(47)	(79)	(3)	-	305
Software	27	-	-	(3)	(10)	-	-	14
	441	-	20	(50)	(89)	(3)	-	319
Total	1,935	174	20	(267)	(104)	125	38	1,921

(*) See Note 1.3.

		Parent Company
	Balance at 12.31.2020	Additions	Remeasu-rement	Amortization	Write-off	Transfers (*)	Balance at 12.31.2021

Goodwill	502	-	-	-	-	-	502
Commercial rights (note 15.2)	47	-	-	-	-	-	47
Software and implementation	888	134	-	(177)	(2)	102	945
	1,437	134	-	(177)	(2)	102	1,494
Lease-right of use:
Right of use Paes Mendonça	567	-	43	(46)	-	(150)	414
Software	36	-	-	(9)	-	-	27
	603	-	43	(55)	-	(150)	441
Total	2,040	134	43	(232)	(2)	(48)	1,935

(*) Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

	Parent Company
	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	519	-	519	502	-	502
Tradename	3	-	3	-	-	-
Commercial rights (note 15.2)	47	-	47	47	-	47
Software and implementation	2,058	(1,025)	1,033	1,743	(798)	945
	2,627	(1,025)	1,602	2,292	(798)	1,494
Lease-right of use:
Right of use Paes Mendonça (*)	478	(173)	305	546	(132)	414
Software	120	(106)	14	169	(142)	27
	598	(279)	319	715	(274)	441
Total	3,225	(1,304)	1,921	3,007	(1,072)	1,935

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

65

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Impairement	Amortization	Write-off	Remeasu-rement	Foreign currency translation adjustment	Transfers	Assets held for sale(*)	Balance at 12.31.2022

Goodwill	729	-	-	-	-	-	(40)	-	(148)	541
Tradename	3,385	-	(19)	-	18	-	(686)	-	(2,693)	5
Comercial rights (note 15.2)	51	-	-	(3)	-	-	(1)	3	(3)	47
Contractual rights	3	-	-	(1)	-	-	1	1	(3)	1
Software	1,144	230	-	(268)	(20)	-	(28)	125	(110)	1,073
	5,312	230	(19)	(272)	(2)	-	(754)	129	(2,957)	1,667
Lease-right of use:
Right of use Paes Mendonça	413	-	-	(47)	(78)	20	-	(3)	-	305
Software	28	-	-	(3)	(11)	-	-	-	-	14
	441	-	-	(50)	(89)	20	-	(3)	-	319
Total	5,753	230	(19)	(322)	(91)	20	(754)	126	(2,957)	1,986

(*) See Note 1.2	Consolidated
	Balance at 12.31.2020	Additions	Impairment	Amortization	Write-off	Remeasu-rement	Foreign currency translation adjustment	Transfers	Balance at 12.31.2021

Goodwill	750	-	-	-	-	-	(21)	-	729
Tradename	3,731	-	(22)	-	-	-	(324)	-	3,385
Comercial rights	47	4	-	-	-	-	-	-	51
Contractual rights	3	-	-	-	-	-	-	-	3
Software	1,030	228	-	(214)	(2)	-	(13)	115	1,144
	5,561	232	(22)	(214)	(2)	-	(358)	115	5,312
Lease-right of use:
Right of use Paes Mendonça	567	-	-	(47)	-	43	-	(150)	413
Software	36	-	-	(8)	-	-	-	-	28
	603	-	-	(55)	-	43	-	(150)	441
Total	6,164	232	(22)	(269)	(2)	43	(358)	(35)	5,753

(*) Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

66

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541	-	541	729	-	729
Tradename	5	-	5	3,385	-	3,385
Commercial rights (note 15.2)	47	-	47	54	(3)	51
Contractual rights	2	(1)	1	6	(3)	3
Software	2,116	(1,043)	1,073	2,165	(1,021)	1,144
	2,711	(1,044)	1,667	6,339	(1,027)	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	478	(173)	305	543	(130)	413
Software	120	(106)	14	170	(142)	28
	598	(279)	319	713	(272)	441
Total intangibles	3,309	(1,323)	1,986	7,052	(1,299)	5,753

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1	Impairment test of intangibles of indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 14.

For impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units (CGUs), which are also operational segments that disclose information. The segments are: retail and international retail referring Exito Group.

The recoverable amount of the segments was defined by means of the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 11.7% (10.6% in December 31, 2021), and cash flows that exceed the three-year period are extrapolated using a 5.4% growth rate (4.8% in December 31, 2021). As a result of this analysis, there was no need to record a provision for impairment of these assets.

In relation to Grupo Éxito, the discount rate applied to cash flow projections is 7.4% (7.4% in December 31, 2021) and cash flows that exceed the three-year period are extrapolated using a 3.7% (3% in December 31, 2021) growth rate. As a result of this analysis, it was identified the need to record a provision of R$ 19 for impairment of intangible assets with indefinite useful life (R$ 22 at December 31, 2021).

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

67

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

15.2	Commercial right

Commercial rights are the right to operate the stores under to acquire rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Goodwill with a defined useful life is tested using the same assumptions used in the Company's other recoverability tests, following the term of use of these assets.

15.3	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Additions	174	134	230	232
Lease	(2)	-	(2)	-
Total	172	134	228	232

68

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

16. Trade payables, net

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Product suppliers	2,610	3,040	2,618	6,285
Service suppliers	242	289	247	870
Bonuses from suppliers (note 16.2)	(337)	(368)	(337)	(383)
	2,515	2,961	2,528	6,772

Agreement suppliers (note 16.1)	595	690	595	3,306

16.1	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

Management assessed that the economic substance of the transaction is of an operational nature, considering that the anticipation is at the exclusive discretion of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

These balances are classified as "agreement suppliers" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement.

16.2	Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

69

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.	Borrowings and financing
17.1	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.71% per year	2,679	4,613	2,679	4,613
		2,679	4,613	2,679	4,613

Borrowings and financing
Local currency
Working capital	CDI+1.87% per year	2,721	2,738	2,721	2,737
Working capital	TR + 9.80% per year	9	11	9	11
Swap contracts (note 17.7)	CDI-0.12% per year	-	(1)	-	(1)
Unamortized borrowing costs		(7)	(11)	(7)	(11)
		2,723	2,737	2,723	2,736
Foreign currency (note 17.5)
Working capital	USD + 2.12% per year	403	448	403	448
Working capital	IBR 1M + 1.45%	-	-	-	276
Working capital	IBR 3M + 1.6%	-	-	-	959
Credit letter		-	-	-	12
Swap contracts (note 17.7)	CDI + 1.70% per year	58	7	58	7
		461	455	461	1,702
Total		5,863	7,805	5,863	9,051

Noncurrent assets		-	1	-	1
Current liabilities		1,001	1,243	1,001	1,470
Noncurrent liabilities		4,862	6,563	4,862	7,582

17.2	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	474	1,545
Accrued interest	835	971
Accrued swap	82	76
Mark-to-market	1	(4)
Monetary and exchange rate changes	(29)	(29)
Borrowing cost	13	13
Interest paid	(635)	(755)
Payments	(2,635)	(3,852)
Swap paid	(48)	(54)
Liabilities held for sale	-	(851)
Foreign currency translation adjustment	-	(248)
At December 31, 2022	5,863	5,863

70

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	3,547	4,860
Accrued interest	425	500
Accrued swap	(7)	(7)
Mark-to-market	-	15
Monetary and exchange rate changes	20	20
Borrowing cost	14	15
Interest paid	(403)	(482)
Payments	(3,352)	(4,842)
Swap paid	(7)	(23)
Foreign currency translation adjustment	-	(145)
At December 31, 2021	7,805	9,051

17.3	Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities
Year	Parent Company	Consolidated

From 1 to 2 years	1,371	1,371
From 2 to 3 years	1,749	1,749
From 3 to 4 years	1,250	1,250
From 4 to 5 years	260	260
After 5 years	260	260
Subtotal	4,890	4,890
Unamortized borrowing costs	(28)	(28)
Total	4,862	4,862

71

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.4	Debentures and Promissory Note.
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2022	12.31.2021	12.31.2021	12.31.2021

17th Issue of Debentures - CDB	No preference	2,000	-	01/06/20	01/06/23(**)	CDI + 1.45% per year	-	-	2,075	-	2,075
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1.020	1,000	994	1,000	994
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1.021	531	527	531	527
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,179,744	590	517	590	517
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,181,391	591	517	591	517
Borrowing cost								(33)	(17)	(33)	(17)
								2,679	4,613	2,679	4,613

Current liabilities								21	1,089	21	1,089
Noncurrent liabilities								2,658	3,524	2,658	3,524

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

(**) The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture.

72

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization of the 1st series of the 18th issuance of debentures occurs with payments in two installments in 2025 and 2026 with the semiannual remuneration and the 2nd series of the 18th issuance occurs with payments in two installments in 2027 and 2028 with the semiannual remuneration and for the 17th issuance the payment will be made in two installments in the years 2022 and 2023. The amortization and remuneration of the 5th issue of promissory notes will occur with an exclusive payment at maturity.

In 2020, occurred the 17th issuance of simple debentures, non-convertible into shares, in single serie with a nominal value of R$1,000 has maturity on 3 years and a total of R$2,000. The funds will be used to strengthen working capital and extend the indebtedness profile. The debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores, as authorized in the respective indenture.

In 2021, occurred the 18th issuance of simple, non-convertible, unsecured debentures took place, in up to 2 series, with maturity between 5 and 7 years, in the amount of R$1,500 for public distribution with restricted placement efforts, which will be used to reinforce working capital and/or lengthen the debt profile.

On July 20, 2021, the Company's Board of Directors approved its 5th issue of commercial promissory notes, in 2 series, with maturity between 4 and 5 years, in the total amount of R$1,000 for public distribution with efforts placement restrictions, which will be used to reinforce working capital and/or lengthen the debt profile.

17.5.	Borrowings in foreign currencies

On December 31, 2022 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments

17.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on December 31, 2022 was 12.39% (4.42% as of Decemmber 31, 2021).

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2022, GPA complied with these ratios.

73

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.	Financial instruments

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Financial assets:
Amortized cost
Cash and cash equivalents	3,632	4,662	3,751	8,274
Related parties - assets	497	692	301	517
Trade receivables and other receivables	1,216	822	1,314	1,589
Others assets	-	-	-	9
Fair value through profit or loss
Financial instruments – Fair value hedge	-	1	-	1
Financial instruments about lease – Fair value hedge	-	-	-	9
Suppliers financial instruments – Fair value hedge	-	-	-	15
Others assets	-	-	-	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	108	97	109	95
Others assets	-	-		28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(469)	(484)	(358)	(467)
Trade payables	(3,110)	(3,651)	(3,123)	(10,078)
Financing for purchase of assets	(112)	(84)	(112)	(250)
Debentures and promissory notes	(2,679)	(4,613)	(2,679)	(4,613)
Borrowings and financing	(2,714)	(2,727)	(2,714)	(3,973)
Lease	(4,030)	(3,881)	(4,037)	(6,118)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(412)	(459)	(412)	(459)
Financial instruments – Fair Value Hedge – liabilities side	(58)	(7)	(58)	(7)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	-	(1)
Disco Group put option	-	-	-	(701)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

74

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.1	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.
•	The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s carrying out transactions, according to policies approved by governance boards.
•	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.
(ii)	Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)	Foreign currency exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

(iv)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

75

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

There were no changes to the objectives, policies, or processes during the period ended December 31, 2022.The Group capital structure is as follows:

	Parent company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Cash and cash equivalents	3,632	4,662	3,751	8,274
Trade receivables	344	331	417	832
Financial instruments – Fair value hedge	(58)	(6)	(58)	17
Borrowings and financing	(5,805)	(7,799)	(5,805)	(9,045)
Net financial debt (Covenants)	(1,877)	(2,812)	(1,695)	78
Shareholders’ equity	(11,545)	(13,649)	(13,733)	(16,380)

Net debt to equity ratio	16%	21%	12%	0%

a.	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2022.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,476	6,426	278	8,180
Lease liabilities	910	2,996	3,160	7,066
Trade payables	3,110	-	-	3,110
Total	5,496	9,422	3,438	18,356
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,476	6,426	278	8,180
Lease liabilities	912	2,999	3,164	7,075
Trade payables	3,123	-	-	3,123
Total	5,511	9,425	3,442	18,378

b.	Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2022 the reference value of these contracts were R$469 (R$468 at December 31, 2021. These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

76

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” operations to hedge against debts.

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2022 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 9), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
Fair value hedge
Hedge object (debt)		469	469	412	459

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	9	11
US$ + fixed	USD + 2.12 % per year	447	447	403	448
		469	469	412	459
Short position (sell)
	CDI + 1.67% per year	(469)	(469)	(470)	(465)

Hedge position - asset		-	-	-	1
Hedge position - liability		-	-	(58)	(7)
Net hedge position		-	-	(58)	(6)

Gains and losses on these contracts during the period ended December 31, 2022 are recorded as financial expenses, net and the balance payable at fair value is R$58 (receivable from R$6 as of December 31, 2021), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

(v)	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

77

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.47 on the due date, and the weighted interest rate weighted was 13.73% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 12.31.2022	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.12% per year	(8)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(462)	(57)	(62)	(52)
Debentures and promissories notes	CDI + 1.71% per year	(2,711)	(404)	(439)	(368)
Bank loans	CDI + 1.88% per year	(2,721)	(333)	(362)	(303)
Total borrowings and financing exposure		(5,902)	(795)	(864)	(724)

Cash and cash equivalents (*)	101.38% of CDI	3,573	486	534	438
Net exposure		(2,329)	(309)	(330)	(286)

(*) Weighted average

18.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

78

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	12.31.2022	12.31.2022	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	109	109	2
Swaps of annual rate between currencies	(58)	(58)	2
Borrowings and financing (FVPL)	(412)	(412)	2
Borrowings and financing and debentures (amortized cost)	(5,393)	(5,268)	2
Total	(5,754)	(5,629)

There were no changes between the fair value measurements levels in the period ended December 31, 2022.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

18.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, BBVA, Santander and Banco Popular.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	12.31.2022	12.31.2021
Debt
USD - BRL	US$ 50 millions	2023	(35)	(7)
USD - BRL	US$ 30 millions	2024	(23)	-
Interest rate - BRL	R$ 21	2026	-	1
Total			(58)	(6)

The hedge effects at fair value for the better result of the period ending on December 31, 2022 will result in a loss of R$83 (gain of R$105 on December 31, 2021).

79

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.	Impostos e contribuições a recolher e parcelados

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

19.1.	Taxes and contributions payable and taxes payable in installments are as follows:
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Taxes payable in installments - Law 11,941/09(ii)	109	171	109	177
Taxes payable in installments – PERT (i)	110	115	110	115
ICMS	127	78	130	82
Provision for income tax and social contribution	32	-	51	17
Others	17	62	18	66
Taxes payable – Éxito Group	-	-	-	276
	395	426	418	733

Current	340	278	363	580
Noncurrent	55	148	55	153

(i)	The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments, and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 22.2). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.
(ii)	Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.
19.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	28
From 2 to 3 years	13
From 3 to 4 years	14
55

80

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL After the unfavorable decision of the STF, in February 2023, about the limits of the Res judicata, with modulation for application of its effects as of September 2007, the Company becomes a Social Contribution taxpayer as of the 9% rate, which should be added to the Income Tax rate of 25% to reach the total of 34%.

Deferred income tax and social contribution

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by Management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the Board of Directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

81

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

20.1     Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Income (loss) before income tax and social contribution (continued operations)	(1,434)	(145)	(1,315)	(570)
Credit (expenses) of IR and CSLL	488	36	447	143
Tax penalties	(10)	(14)	(10)	(14)
Share of profit of associates	(97)	64	(51)	(14)
Interest on own capital	24	114	24	114
Tax benefits	11	4	11	4
Tax credits(*)	112	143	113	143
Subsidy for investments (**)	138	427	138	427
Tax on results earned abroad	-	-	(9)	(7)
Provision for non-realization of tax losses	-	-	-	(51)
Effect of CSLL recognition - Res judicata (***)	(180)	-	(180)	-
Other permanent differences	(39)	(10)	(29)	(20)
Effective income tax and social contribution expensive	447	764	454	725

Income tax and social contribution expense for the period:
Current	177	192	174	192
Deferred	270	572	280	533
Credit income tax and social contribution expense	447	764	454	725
Effective rate	31.17%	526.90%	34.52%	127.19%

(*) In September 2021, the Federal Supreme Court (STF) ruled, in terms of general repercussion, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax overpayments. In fact, the Company recorded R$238, of which R$18 recorded under the heading of Taxes Recoverable and R$220 in reversal of deferred income tax liabilities as of December 31, 2021. In 2022 other tax overdue items were recorded by the Company, with an IRPJ and CSLL effect of R$112.

(**) Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies.

(***) As mentioned in notes 20 and 21, the STF decided by the limits of the res judicata leading the Company to be subject to a global rate of 34% for income tax and CSLL. Thus, the effects above represent: i) the effect of the contingency recorded on the matter, and ii) the estimate of the balances of negative basis (net operating losses) of CSLL and taxes on profits abroad considering the new rate.

82

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.2	Breakdown of deferred income tax and social contribution

	Parent Company
	12.31.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	957	-	957	751	-	751
Provision for contingencies	717	-	717	355	-	355
Goodwill tax amortization	-	(381)	(381)	-	(280)	(280)
Mark-to-market adjustment	-	(14)	(14)	-	(7)	(7)
Fixed, intangible and investment properties	-	(322)	(322)	-	(215)	(215)
Unrealized gains with tax credits	-	(389)	(389)	-	(341)	(341)
Net leasing of the right of use	273	-	273	211	-	211
Other	49	-	49	76	-	76
Deferred income tax and social contribution assets (liabilities)	1,996	(1,106)	890	1,393	(843)	550

Compensation	(1,106)	1,106	-	(843)	843	-
Deferred income tax and social contribution assets (liabilities), net	890	-	890	550	-	550

	Consolidated
	12.31.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	987	-	987	1,145	-	1,145
Provision for contingencies	723	-	723	397	-	397
Goodwill tax amortization	-	(381)	(381)	-	(481)	(481)
Mark-to-market adjustment	-	(14)	(14)	-	(7)	(7)
Fixed intangible and investment properties	-	(322)	(322)	-	(1,710)	(1,710)
Unrealized gains with tax credits	-	(393)	(393)	-	(239)	(239)
Net leasing of the right of use	273	-	273	285	-	285
Cash flow hedge	-	-	-	-	(7)	(7)
Other	49	-	49	96	-	96
Presumed profit on equity of Éxito	-	-	-	167	-	167
Deferred income tax and social contribution assets (liabilities)	2,032	(1,110)	922	2,090	(2,444)	(354)

Compensation	(1,110)	1,110	-	(1,509)	1,509	-
Deferred income tax and social contribution assets (liabilities), net	922	-	922	581	(935)	(354)

83

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of the Company’s business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	313	318
From 1 to 2 years	130	131
From 2 to 3 years	123	130
From 3 to 4 years	117	118
From 4 to 5 years	143	144
Above 5 years	1,170	1,191
	1,996	2,032

20.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Opening balance	550	(213)	(354)	(1,034)
Credit (expense) for the period - Continued operations	270	572	280	533
Credit (expense) for the period - Discontinued operations	(531)	190	(851)	143
Foreigh currency translation adjustment	-	-	231	13
Assets held for sale or distribution	-	-	1,016	-
Contingencies - CSLL	600	-	600	-
Adjustment to fair value on investment	(227)	-	(227)	-
Others	1	1	-	(9)
Liabilities held for sale or distribution	227	-	227	-
At the end of the period	890	550	922	(354)

84

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21	Provision for contingencies

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

The provision for risks is estimated by the Company’s management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

21.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	1,025	570	78	1,673
Payments	(61)	(185)	(106)	(352)
Reversals	(40)	(115)	(16)	(171)
Monetary adjustment	58	48	37	143
Incorporation (Note 1.3)	-	4	1	5
Balance at December 31, 2022	1,761	658	194	2,613

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	133	162	133	428
Payments	(22)	(71)	(30)	(123)
Reversals	(202)	(72)	(41)	(315)
Monetary adjustment	21	37	34	92
Balance at December 31, 2021	779	336	200	1,315

85

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.2	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	1,030	580	92	1,702
Payments	(61)	(188)	(119)	(368)
Reversals	(40)	(119)	(20)	(179)
Monetary adjustment	58	49	38	145
Foreign currency translation adjustment	(15)	(3)	(6)	(24)
Liabilities held for sale	(56)	(12)	(21)	(89)
Balance at December 31, 2022	1,761	668	200	2,629

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	937	303	145	1,385

Additions	136	180	161	477
Payments	(22)	(82)	(57)	(161)
Reversals	(219)	(77)	(44)	(340)
Monetary adjustment	21	38	34	93
Foreign currency translation adjustment	(8)	(1)	(3)	(12)
Balance at December 31, 2021	845	361	236	1,442

21.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

Social Contribution on Net Income

Since 1992 the Company had a res judicata decision regarding the non-payment of Social Contribution on Profits. Since then, the Company treated the assessments related to this issue as remote risk, based on the assessment of its legal advisors.

The Federal Supreme Court decided for the limitation of the res judicata and modulated its effects to reach taxable events as from September 2007 and the assessments after this period were reassessed by the Company, leading to the recognition of a provision for contingencies in the amount of R$600.

As mentioned in note 20.1, the Company re-estimated the balances of negative basis, temporary differences and taxes on profits abroad considering the new tax rate, representing a gain of R$312.

The effect of the provisioned risk was R$600, net of deferred tax credits from negative basis, temporary differences and taxes on profits abroad of R$312, resulted in a net Contribution Social expense of R$288, of which R$180 in continued operations and R$108 in discontinued.

86

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2022, the Company maintains a provision of R$329 (R$292 as of December 31, 2021), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$285 of the lawsuits because it understands that the chances were reduced.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2022 is R$51 (R$51 in December 31, 2021).

Other tax matters

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of December 31, 2022 is R$380 (R$437 as of December 31, 2021).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of December 31, 2022 in the total amount of R$24, with tax proceedings being R$3, Labor R$12 and Civil R$9 (R$96, being R$69 for tax proceedings, R$14 for labor and R$13 for civil proceedings on December 31, 2021).

21.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At Decemberr 31, 2022, the Company recorded a provision of R$668 (R$361 as of December 31, 2021). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

87

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2022, the amount accrued for these lawsuits is R$46 (R$100 as of December 31, 2021), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2022 the amount of this provision is R$83 (R$56 on December 31, 2021).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2022, it is R$71 (R$50 on December 31, 2021).

Total civil lawsuits and others as of December 31, 2022 amount to R$200 (R$236 as of December 31, 2021).

21.6	Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,459 as December 31, 2022 (R$12,123 in December 31, 2021), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$616, as December 31, 2022 (R$576 as of December 31, 2021). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$830 as of December 31, 2022 (R$750 as of December 31, 2021).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,625 as of December 31, 2022 (R$4,662 as of December 31, 2021).

•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$5,901 as of December 31, 2022 (R$5,660 as of December 31, 2021), which await a final decision at the administrative and court levels.

88

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – These refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$131 as December 31, 2022 (R$142 as of December 31, 2021), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$356 as December 31, 2022 (R$327 as of December 31, 2021).

The Company has litigations related to challenges by tax authorities on the income tax and social contribution payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,922 in December 31, 2022 (R$1,467 in December 31, 2021).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia. As of December 31, 2022, the amount involved in tax proceedings is R$419 (R$474 as of December 31, 2021).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of December 31, 2022, the amount involved was R$1,352, of which R$1,309 are tax and R$43 civil and others (R$1,279, being tax R$ 1,234, civil and others R$36 as of December 31, 2021).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2022 the estimated amount, in case of success in all lawsuits, is approximately R$142 (R$157 as of December 31, 2021).

21.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Tax	209	205	210	206
Labor	478	491	483	498
Civil and other	59	21	66	27
Total	746	717	759	731

89

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	2022	2021	2022	2021	2022	2021

Tax	572	723	9,685	9,924	10,257	10,647
Labor	-	-	1,000	1,153	1,000	1,153
Civil and other	9	9	414	495	423	504
Total	581	732	11,099	11,572	11,680	12,304

The cost of letter of guarantees is approximately 0.4% per year of the amount of the lawsuits and is recorded as expense.

21.9	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries have filed lawsuits claiming the right to exclude the ICMS amount from the calculation bases of these two contributions.

On March 15, 2017, based on general repercussions, the STF determined that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the recording of a tax credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31 December 2020, net of provisions for installments that were eventually considered unrealizable.

On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Still on the subject, Via obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to the Via. The periods to which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via) for the years 2003 to 2010. CBD recognized R$231 of a credit with Via in 2020 and R$278 in the second quarter of 2022, based on the documentation analyzed and validated to date. The related gain was recognized in net income from discontinued operations.

90

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.10	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the 60 (sixty) stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result in the second quarter of 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

21.11	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which were calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex. The Company recorded these excessive liabilities to the extent that management considered them to be probable losses due to the progress of the lawsuit and/or gathered documentation to support such a loss.

91

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

22	Leases
22.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 14 and 15), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiaries as lessors

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

92

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Leasing contracts totaled R$4,037 as of December 31, 2022 (R$6,118 as of December 31, 2021), according to the following table:

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Financial lease liability – minimum lease payments:
Up to 1 year	488	546	490	895
1 - 5 years	1,763	1,730	1,766	2,807
Over 5 years	1,779	1,605	1,781	2,416
Present value of finance lease agreements	4,030	3,881	4,037	6,118

Future financing charges	3,036	2,638	3,038	2,983
Gross amount of finance lease agreements	7,066	6,519	7,075	9,101

PIS and COFINS embedded in the present value of the lease agreements	245	231	245	372

PIS and COFINS embedded in the gross amount of the lease agreements	430	396	430	553

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries was 10.15% in the period ended December 31, 2022 (8.89% as of December 31, 2021).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.52% (6.98% in December 31, 2021). The average term of the contracts considered is 9.78 years (9.76 years in December 31, 2021).

93

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

22.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	219	433
Remeasurement	593	736
Accrued interest	483	606
Payments	(933)	(1,378)
Anticipated lease contract termination	(213)	(278)
Foreing currency translation adjustment	-	(391)
Liabilities held for Sale	-	(1,809)
At December 31, 2022	4,030	4,037

Current	488	490
Noncurrent	3,542	3,547

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	94	239
Remeasurement (*)	(659)	(417)
Accrued interest	603	739
Payments	(1,055)	(1,523)
Anticipated lease contract termination	(998)	(1,022)
Foreign currency translation adjustment	-	(210)
Liabilities held for Sale	(62)	(62)
At December 31, 2021	3,881	6,118

Current	546	895
Noncurrent	3,335	5,223

(*) R$(1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

22.3	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	51	54	61	55
Sublease rentals (*)	(134)	(239)	(135)	(241)

(*) Refers to lease agreements receivable from commercial shopping malls.

94

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

23.       Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Commitment to future sale of real estate	25	27	25	30
Additional or extended warranties	-	11	-	11
Services rendering agreement - Partnerships	50	11	50	11
Revenue from credit card operators and banks	-	-	129	106
Gift Card	47	56	47	182
Others	2	4	2	108
	124	109	253	448

Current	27	44	156	383
Noncurrent	97	65	97	65

24.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-in share capital, as of December 31, 2022, is represented by 270,139 (269,376 as of December 31, 2021) thousands of registered shares with no par value. As of December 31, 2022, the capital stock is R$5,861 (R$5,859 as of December 31, 2021).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meetings of the Board of Directors held on February 23, 2022, March 28, 2022, April 29, 2022, July 27,2022, November 3, 2022, December 12,2022 and December 23, 2022, capital increases in the amount of R$2 (R$9 on December 31, 2021) were approved through the issuance of 763 thousand common shares (1,024 thousand shares on December 31, 2021).

Share rights

Under the terms of the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders at the General Meeting cannot deprive shareholders of the right to: (i) participate in the Company's social profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their participation in the capital stock; (iii) inspect the management, under the terms of the Brazilian Corporate Law; (iv) preference in subscribing for future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.

Regarding the right to dividends, the Bylaws provide that 25% of the adjusted annual net income should be available for distribution as a mandatory dividend or payment of interest on equity, in any fiscal year.

95

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

b.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
c.	Stock options

It recognizes the expenses associated to the Company’s executives’ share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

96

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan on December 31, 2022.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2022, was in force options granted B6 and B7 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

97

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2022, was in force options granted C7 and C8 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

				12.31.2022
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

Series B6	05/31/2019	05/31/2022	0.01	462	(400)	(35)	(27)	-
Series C6	05/31/2019	05/31/2022	17.39	359	(190)	(153)	(16)	-
Series B7	01/31/2021	05/31/2023	0.01	673	(345)	(105)	-	223
Series C7	01/31/2021	05/31/2023	12.60	497	(161)	(119)	-	217
Series B8	05/31/2022	05/31/2025	0.01	1,617	(347)	-	-	1,270
Series C8	05/31/2022	05/31/2025	17.28	1,328	-	-	-	1,328
				4,936	(1,443)	(412)	(43)	3,038

98

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Consolidated information of share-based payment plans – GPA

According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company.

At December 31, 2022 there were 160 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$16.52 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2022:

	12.31.2022	12.31.2021

Number of shares	270,139	269,376
Balance of effective stock options granted	3,038	1,412
Maximum percentage of dilution	1.12%	0.52%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B6 and C6: (a) expectation of dividends of 0.67%, (b) expectation of volatility nearly 32.74% and (c) the weighted average interest rate without risk of 7.32%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B8 and C8 series: (a) dividend expectation of 4.50%, (b) volatility expectation of nearly 43.48% and (c) the weighted average interest rate of 11.96%.

The expectation of remaining average life of the series outstanding at December 31, 2022 is 2.13 year (1.06 year at December 31, 2021). The weighted average fair value of options granted at December 31, 2022 was R$12.80 (R$16.02 at December 31, 2021).

The movement of shares above refers to the Company's shares. After the spin-off of Sendas Distribuidora, and during the transition period, certain executives of the Company have compensation in shares of Sendas Distribuidora, recorded as an expense. The movement of the amount of options granted, the weighted average of the exercise price and the weighted average of the term remainder are presented in the table below:

99

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2021
Granted during the period	1,225	22.37
Cancelled during the period	(55)	10.50
Exercised during the period	(1,157)	7.65
Expired during the period	(69)	11.57
Outstanding at the end of the period	1,412	5.71	1.06
Total to be exercised at December 31, 2021	1,412	5.71	1.06

At December 31, 2022
Granted during the period	2,945	7.80
Cancelled during the period	(291)	10.82
Exercised during the period	(985)	1.94
Expired during the period	(43)	6.34
Outstanding at the end of the period	3,038	8,46	2.13
Total to be exercised at December 31, 2022	3,038	8,46	2.13

The amounts recorded in the Parent Company and Consolidated statement of operations, for the year ended in December 31, 2022 were R$27 (R$36 as of December 31, 2021).

24.1 Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$65 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$2,399x’The effect in the parent company was R$2,334, being recorded a gain of R$65 in the continued operation and a loss of R$2,399 in the discontinued operation (R$1,116 at December 31, 2021, being recorded a gain of R$6 in the continued operation and a loss of R$1,122 in the discontinued operation).

24.2	Governmental subsidy reserve (tax incentives)

As mentioned in note 20.1, many of the tax incentives granted by the States started to be characterized as subsidies for investments, not achieved by the taxation of income tax and social contribution.

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

This same legal provision provides that the amounts computed in the tax incentive reserve should not form the basis for calculating the minimum mandatory dividend, and the Company must submit amounts that may be allocated to partners or shareholders for taxation by the IRPJ and CSLL.

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017.

In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting on April 25, 2019.

100

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

In December 2020, the Company allocated another R$9 to the tax incentive reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year.

In December 2022, the Company allocated another R$613 to reserve tax incentives, of which R$235 referred to tax incentives of previously years 2022 transferred for expansion reserve and R$378 to be constituted as profits are earned in subsequent periods.

24.3	Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

Management proposed dividends tbe distributed in the amount of R$81 (R$0.3013-thirty cents per share) in 2021. In 2022 there was no basis for the provision of minimum mandatory dividends:

	Proposed dividends
	12.31.2022	12.31.2021

Net income, for the year	(172)	802
Legal reserve	-	(40)
Governmental subsidy reserve (See note 24.2)	-	(438)
Calculation basis of dividends	-	324
Mandatory minimum dividends – 25%		81
24.4	Dividends distributed to non-controlling interests

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay SA. On December 31, 2022, dividends in the amount of R$225 were declared to non-controlling interests (R$207 in December 31, 2021).

101

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

25.	Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries’ are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
		Restated		Restated
Gross sales:
Goods	17,831	16,018	18,392	17,261
Services rendered	180	170	289	266
Sales returns and cancellations	(150)	(126)	(150)	(128)
	17,861	16,062	18,531	17,399

Taxes on sales	(1,175)	(1,018)	(1,210)	(1,101)

Net operating revenues	16,686	15,044	17,321	16,298

102

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

26.	Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
		Restated		Restated
Cost of inventories	(11,606)	(10,049)	(12,047)	(10,972)
Personnel expenses	(2,133)	(2,019)	(2,227)	(2,220)
Outsourced services	(290)	(371)	(301)	(389)
Overhead expenses	(715)	(592)	(748)	(653)
Commercial expenses	(568)	(457)	(586)	(514)
Other expenses	(368)	(412)	(407)	(461)
	(15,680)	(13,900)	(16,316)	(15,209)

Cost of sales	(12,561)	(10,978)	(13,019)	(11,942)
Selling expenses	(2,586)	(2,309)	(2,699)	(2,572)
General and administrative expenses	(533)	(613)	(598)	(695)
	(15,680)	(13,900)	(16,316)	(15,209)

103

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

27.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
		Restated		Restated
Tax installments and other tax risks (i)	(141)	27	(141)	27
Restructuring expenses (ii)	(307)	(255)	(315)	(263)
Result with fixed assets	31	57	23	57
Others	(1)	11	(1)	11
Total	(418)	(160)	(434)	(168)
(i)	Refers to the ICMS contingency in the amount of R$285, of which R$132 in continued operations and R$153 in discontinued operations.
(ii)	Amounts related to expenses with the restructuring of operating activities

104

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

28.	Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
		Restated		Restated
Finance expenses:
Cost of debt	(847)	(434)	(863)	(441)
Cost of the discounting of receivables	(51)	-	(53)	(2)
Monetary restatement loss	(147)	(92)	(148)	(93)
Interest on lease liabilities	(393)	(316)	(393)	(317)
Other finance expenses	(65)	(84)	(71)	(90)
Total financial expenses	(1,503)	(926)	(1,528)	(943)

Financial income:
Income from short term instruments	127	74	137	78
Monetary restatement gain (*)	638	236	640	238
Other financial income	1	5	1	4
Total financial income	766	315	778	320

Total	(737)	(611)	(750)	(623)

(*) In the 4th quarter of the year ended in 2022, the amount of R$201 related to monetary restatement of ICMS-ST reimbursement. In 2021, the Company recorded a credit of R$109, referring to the restatement of the tax credit.

The hedge effects are recorded as cost of debt and disclosed in Note 18.

105

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

29.	Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•     Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

•     Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2022	12.31.2021
		Restated

Basic numerator
Net income (loss) allocated to common shareholders – continued operations	(863)	158
Net income (loss) allocated to common shareholders - discontinued operations	691	644
Net income allocated to common shareholders	(172)	802

Basic denominator (millions of shares)
Weighted average of shares	269	269

Basic earnings (loss) per shares (R$) – continued operations	(3.20372)	0.58803
Basic earnings (loss) per shares (R$) - discontinued operations	2.56521	2.39678
Basic earnings per shares (R$) - total	(0.63851)	2.98481

Diluted numerator
Net income (loss) allocated to common shareholders – continued operations	(863)	158
Net income (loss) allocated to common shareholders - discontinued operations	691	644
Net income allocated to common shareholders	(172)	802

Diluted denominator
Weighted average of shares (in millions)	269	269
Stock option	-	-
Diluted weighted average of shares (millions)	269	269

Diluted earnings per millions of shares (R$) – continued operations	(3.20372)	0.58716
Diluted earnings (loss) per shares (R$) – discontinued operations	2.56521	2.39324
Diluted earnings per shares (R$) – total	(0.63851)	2.98040

106

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

30.	Segment information

Management considers that it has just one segment denominated Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Compre Bem”, “Posto Extra and “GPA Malls”.

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders.

The “Other Businesses” also comprise the operations of James (incorporated into the parent company in December, 2022), Stix and the Cdiscount equity.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito's operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of December 31, 2022 is included in the table below:

107

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations		Others businesses		Total
	2022	2021	2022	2021	2021	2021	2022	2021
		Restated		Restated				Restated

Net operating revenue	17,250	16,268	-	-	71	70	17,321	16,298
Gross profit	4,228	4,297	-	-	74	59	4,302	4,356
Depreciation and amortization	(911)	(797)	-	-	(20)	(13)	(931)	(810)
Share of profit of subsidiaries and associates	44	47	-	-	(249)	(105)	(205)	(58)
Operating income	(267)	254	-	-	(298)	(201)	(565)	53
Net financial expenses	(747)	(620)	-	-	(3)	(3)	(750)	(623)
Profit(loss) before income tax and social contribution	(1,014)	(366)	-		(301)	(204)	(1,315)	(570)
Income tax and social contribution	456	718	-	-	(2)	7	454	725
Net income (loss) for continued operations	(558)	352	-	-	(303)	(197)	(861)	155
Net income (loss) for discontinued operations	864	273	(7)	532	-	-	857	805
Net income (loss) of period end	306	625	(7)	532	(303)	(197)	(4)	960

Current assets	7,632	9,898	20,809	7,871	118	103	28,559	17,872
Noncurrent assets	15,203	13,796	-	17,694	77	81	15,280	31,571
Current liabilities	6,314	7,528	11,260	8,853	173	169	17,747	16,550
Noncurrent liabilities	12,358	12,470	-	4,040	1	3	12,359	16,513
Shareholders' equity	4,163	3,696	9,549	12,672	21	12	13,733	16,380

108

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	12.31.2022	12.31.2021

Pão de Açúcar	7,629	7,079
Extra / Compre Bem	5,339	4,580
Proximity	2,476	2,082
Gas stations/ Drugstores/ Delivery	1,806	2,487
Others businesses	71	70
Total net operating revenue	17,321	16,298
31.	Non cash transactions

During 2022 and 2021 the Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 14.4;
•	Purchase of intangible assets not paid yet as per note 15.3;
•	Capital increase with fixed assets: note 12.4;
•	Merger of subsidiary described in note 1.2.

109

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

32.	Assets held for sale or distribution

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition or for distribution to shareholders, exposed only the terms that are usual to sales or distribution of these assets and being highly probable. Management has to be committed to finish the sale or distribution, the estimated time frame for the sale or distribution to be completed must be within one year.

When the Company is committed to a sale or distribution to shareholders plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale or distribution. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

	Parent Company		Consolidated
	12.31.2022	12.31.2021	12.31.2022	12.31.2021

Real state/land - Parent company	34	36	34	36
Extra Hyper Stores (Note 1.1)	-	1,117	-	1,117
Éxito Group (Note 1.2)	7,363	-	20,582	34
Assets held for sale or distribution(*)	7,397	1,153	20,616	1,187

Extra Hiper Stores / Lease liability (Note 1.1)	-	62	-	62
Éxito Group (Note 1.2)	-	-	11,260	-
Others	227	-	227	-
Liabilities held for sale or distribution	227	62	11,487	62

Recovery test and fair value

Assets held for sale are assessed for impairment before being reclassified. After the reclassification, it is subject to valuation according to IFRS 5, that is, at fair value less cost of sale at the end of each year.

The Company estimates that the market value less cost of distributing Éxito to shareholders is greater than the book value of net assets, based on the discounted cash flow prepared by external advisors, using assumptions of 7.4% discount rate and growth in perpetuity of 3.7%.

110

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

33.	Discontinued operations
(a)	Descontinued operation Éxito Group:

On December 31, 2022, the Company presents Éxito Group as a discontinued operation. See note 1.2. Below is the balance sheet and summarized cash flow of Éxito Group, Éxito Group income statement before eliminations:

Balance Sheets

	12.31.2022	12.31.2021
Current assets
Cash and cash equivalentes	1,869	3,492
Inventories, net s	3,016	2,916
Recoverable taxes	664	634
Other current assets	806	829
Total current assets	6,355	7,871
Noncurrent assets
Investments in associates	374	463
Investment properties	2,663	3,254
Property and equipment, net	8,277	10,004
Intangible assets, net	2,957	3,711
Other noncurrent assets	183	262
Total noncurrent assets	14,454	17,694
Total assets	20,809	25,565

Current liabilities
Trade payable, net	5,360	6,330
Payroll and related taxes	382	382
Taxes, installment and contributions payable	278	276
Borrowings and financing	284	227
Lease liabilities	302	347
Other current liabilities	1,349	1,291
Total current liabilities	7,955	8,853

Noncurrent liabilities
Borrowings and financing	582	1,020
Lease liabilities	1,504	1,883
Deferred income tax and social contribution	1,016	926
Other noncurrent liabilities	204	210
Total noncurrent liabilities	3,306	4,039
Shareholders’ equity	9,548	12,673
Total liabilities and shareholders’ equity	20,809	25,565

Cash Flows:	12.31.2022	12.31.2021

Cash flow provided by operating activities	1,044	1,950
Cash flow from investing activities	(585)	(655)
Cash flow from financing activities	(1,514)	(1,146)
Cash change in the period	(1,055)	149

111

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Statements of Operations – Éxito Group (*)
	12.31.2022	12.31.2021
Net operating revenue	25,175	24,357
Gross profit	6,386	6,291
Income before income tax and social contribution	519	853
Income tax and social contribution	(526)	(321)
Net income for the year	(7)	532

(*) include taxes on income earned abroad in the amount a debit of R$1 on December 31, 2022 (R$98 on December 31, 2021) and costs related to the segregation process (note 1.2) R$57 net of taxes.

(b)	Descontinued operation Extra Hiper

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation (See note 1.1). Below is the summary income statement:

Statements of Operations – Extra Hiper
	12.31.2022	12.31.2021
Net operating revenue	998	10,636
Gross profit	147	2,303
Income before income tax and social contribution (*)	1,369	86
Income tax and social contribution	(561)	190
Net income for the year	808	276

(*) The amount of R$1,369 includes the amount of R$1,564 of the gain on the sale of Extra Hiper stores (46 commercial rights and 11 properties) net of other costs related to the decommissioning of stores (see note 1.1).

(c)	Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	12.31.2022	12.31.2021

Éxito Group	(7)	532
Extra Hiper	808	276
Via (*)	56	(3)

Net income (loss) from discontinued operations	857	805

(*) The amount of R$56 includes the amount of R$278 corresponding to the right of GPA to receive from Via the reimbursement of the benefit of excluding ICMS from the PIS and COFINS base of its former subsidiary Globex (see note 21.9), net of tax and labor contingencies for which GPA is responsible.

112

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

34.	Insurance coverage

The insurance coverage as of December 31, 2022 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	21,258	21,808
Profit	Loss of profits	4,870	4,870
Cars and Others (*)	Damages	286	286

The Company maintains specific policies for general civil liability of R$150 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$13 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$14. Totaling the coverage of R$311.

(*) The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

35.	Subsequent Events

At the Extraordinary General Meeting held on February 14, 2023 it was approved: (i) the increase of the Company's capital stock in the amount of R$2,605, through the use of reserves, without issuing new shares. (ii) a capital reduction in the amount of R$7,133 through the delivery of common shares issued by Éxito owned by the Company, to its shareholders.

On January 23, 2023, the Board of Directors approved: (i) the execution of the 19th issue of simple debentures, in two series, in the amount of initially R$750, with an option for an additional lot of up to 25%; (ii) the possibility of partial distribution of the Offering, as long as the minimum limit of R$500 is observed. The issue was concluded in the amount of R$ 500 on February 24, 2023.

113

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 12/31/2022

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 12/31/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	10,275,742	3.80%	0	0.00%	10,275,742	3.80%
Segisor***	99,619,228	36.88%	0	0.00%	99,619,228	36.88%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	19,421,695	7.19%	0	0.00%	19,421,695	7.19%
Board of Executive Officers	62,110	0.02%	0	0.00%	62,110	0.02%
Board of Directors	9,871	0.00%	0	0.00%	9,871	0.00%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	159,689	0.06%	0	0.00%	159,689	0.06%
Others	140,009,131	51.83%	0	0.00%	140,009,131	51.83%
Total	270,139,069	100.00%	0	0.00%	270,139,069	100.00%

(*) Non-resident company.

(**) Although Wilkes shares were transferred, in the bookkeeping environment - Itaú -, in December 2022, the transfer operation was carried out on October 31, 2022, and this date should be considered as the new Segisor position.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
Quotaholder	Number	%	Preferred Shares	%	Number	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

114

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholder *	Common Shares	%	% Voting Shares		Number	%
Companhia Brasileira de Distribuição	1,187,821,914	88.33%	91.52%		1,187,821,914	88.33%
GPA 2 Empreendimentos e Participações Ltda.	64,857,915	4.82%	5.00%		64,857,915	4.82%
Minority	45,184,530	3.36%	3.48%		45,184,530	3.36%
Treasury	46,856,094	3.48%	0.00%		46,856,094	3.48%
TOTAL	1,344,720,453	100.00%	1,297,864,359		1,344,720,453	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 12/31/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	40.90%	-	0.00%	110,476,573	40.90%

Management
Board of Directors	62,110	0.02%	-	0.00%	62,110	0.02%
Board of Executive Officers	9,871	0.00%	-	0.00%	9,871	0.00%
Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	159,689	0.06%	-	0.00%	159,689	0.06%

Other Shareholdersas	159,430,826	59.02%	-	0.00%	159,430,826	59.02%

Total	270,139,069	100.00%	-	0.00%	270,139,069	100.00%

Outstanding Shares	159,502,807	59.04%	-	0.00%	159,502,807	59.04%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 12/31/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.01%	-	0.00%	110,476,573	41.01%

Management
Board of Directors	855,286	0.32%	-	0.00%	855,286	0.32%
Board of Executive Officers	160,883	0.06%	-	0.00%	160,883	0.06%
Fiscal Council	36,578	0.01%	-		36,578	0.01%

Treasury Shares	160,342	0.06%	-	0.00%	160,342	0.06%

Other Shareholdersas	157,686,198	58.54%	-	0.00%	157,686,198	58.54%

Total	269,375,860	100.00%	-	0.00%	269,375,680	100.00%

Outstanding Shares	158,783,945	58.95%	-	0.00%	158,783,945	58.95%

115

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.